Exhibit 99.29

UNDERWRITING AGREEMENT

January 24, 2011

Keegan Resources Inc.
Suite 600, 1199 West Hastings Street
Vancouver, BC  V6E 3T5

Attention:                      Shawn Wallace, Chairman

Dear Mr. Wallace:

The undersigned, Canaccord Genuity Corp. (“Canaccord Genuity”), Clarus Securities Inc. (“Clarus” and together with Canaccord Genuity, the “Lead Underwriters”), Dundee Securities Corp., BMO Nesbitt Burns Inc. and CIBC World Markets Inc. (each, including the Lead Underwriters, an “Underwriter” and together the “Underwriters”) understand that Keegan Resources Inc. (the “Company”) proposes to issue and sell an aggregate of 24,700,000 common shares in the capital of the Company (the “Purchased Shares”).  The Underwriters hereby severally, and not jointly, nor jointly and severally, offer to purchase from the Company in the percentages set forth in section 8.1 of this Agreement, all but not less than all of the Purchased Shares on a “bought deal” basis, at the purchase price of $7.50 per common share (the “Purchase Price”) for aggregate gross proceeds of $185,250,000.

The Company hereby grants to the Underwriters (in accordance with the respective percentages set forth in section 8.1 of this Agreement) an option (the “Over-Allotment Option”), entitling the Underwriters to purchase severally and not jointly, nor jointly and severally, up to an additional 3,705,000 common shares of the Company (each an “Additional Common Share”) at the Purchase Price for additional aggregate gross proceeds of $27,787,500 for the purpose of covering the Underwriters’ over-allocation position.  The Over-Allotment Option shall be non-assignable and shall be exercisable, in whole, at any time, or in part and from time to time for up to 30 days after the Closing Time (as hereinafter defined).  The offering of the Purchased Shares and any Additional Common Shares by the Company described in this Agreement is hereinafter referred to as the “Offering”.

The net proceeds of the Offering shall be used as set forth in the Final Prospectus (as hereinafter defined) under the heading “Use of Proceeds”. In consideration of the Underwriters’ agreement to purchase the Purchased Shares and Additional Common Shares (if applicable) and the other services to be rendered in connection with the Offering, the Company shall pay to Canaccord Genuity, for and on behalf of all of the Underwriters, (i) a cash fee (the “Underwriters’ Fee”) in an amount equal to 4.5% of the gross proceeds received by the Company from the issue and sale of the Purchased Shares and Additional Common Shares; and (ii) a compensation option (the “Compensation Option”) entitling the Underwriters to acquire an aggregate number of common shares of the Company equal to 1.0% of the number of Offered Shares issued pursuant to the Offering (the “Compensation Shares”) at a price per Compensation Share equal to the Purchase Price for a period of 24 months from the Closing Date.

The Offering shall take place in the Qualifying Jurisdictions (as hereinafter defined) and in the United States, provided, however, that offers and sales of Purchased Shares and any Additional Common Shares in the United States or to, or for the account or benefit of, U.S. persons (as hereinafter defined), shall be made only to Substituted Purchasers (as hereinafter defined) on a private placement basis pursuant to an exemption from the registration requirements of the U.S. Securities Act (as hereinafter defined) and exemptions from the securities laws of the states of the United States, as applicable, in accordance with United States securities laws and the provisions of Schedule “A” to this Agreement.  The Underwriters, on their own behalf and on behalf of their U.S. Affiliates (as hereinafter defined), and the Company acknowledge that Schedule “A” forms part of this Agreement.

The additional terms and conditions of this underwriting agreement (the “Agreement”) are set forth below.

1. DEFINITIONS

1.1	In this Agreement, including any schedules forming a part of this Agreement:

(a)
“Acts” means the Securities Acts or equivalent securities regulatory legislation of the Qualifying Jurisdictions and “Act” means the Securities Act or equivalent securities regulatory legislation of a specified Qualifying Jurisdiction;

(b)	“Additional Common Shares” means the up to 3,705,000 common shares in the capital of the Company issuable if the Over-Allotment Option is exercised;

(c)	“AMEX” means the NYSE Amex Equities Stock Exchange;

(d)
“Ancillary Documents” means all agreements, certificates (including the certificates representing the Purchased Shares, Additional Common Shares, Compensation Options, Compensation Shares, officer’s certificates, notices and other documents executed and delivered, or to be executed and delivered, by the Company in connection with the Offering and/or pursuant to this Agreement;

(e)
“Applicable Securities Laws” means, collectively, and, as the context may require, the securities laws of the United States and any state of the United States and the Acts and Regulations and the rules, policies, instruments, notices and orders issued by the applicable Regulatory Authorities;

(f)	“Claim” has the meaning given to that term in section 12.1;

(g)	“Closing” and “Closing Date” have the meanings given to those terms in section 10.1;

(h)	“Closing Materials” has the meaning given to that term in subsection 6.1(k)(xii) hereto;

(i)
“Closing Time” means 5:30 a.m. (Vancouver time) or such other time as may be agreed to by the Company and the Underwriters on the Closing Date, or in the case of the Option Closing, 5:30 a.m. (Vancouver Time) or such other time as may be agreed to by the Company and the Underwriters on the Over-Allotment Closing Date;

(j)	“Comfort Letter” has the meaning given to that term in subsection 6.1(k)(i) hereto;

(k)
“Commissions” means the securities regulatory authorities (other than stock exchanges) of the Qualifying Jurisdictions and “Commission” means the securities regulatory authority of a specified Qualifying Jurisdiction;

(l)	“Company” means Keegan Resources Inc., a company incorporated under the laws of the Province of British Columbia;

(m)	“Company’s Financial Statements” has the meaning given to that term in subsection 5.1(bb) hereto;

(n)	“Compensation Option” has the meaning given to that term on page 1 of this Agreement;

(o)
“Compensation Option Agreement” means the agreement to be entered into between the Company and the Underwriters governing the terms and conditions of the Compensation Option, which agreement(s) shall be substantially in the form attached hereto as Schedule “E”;

(p)	“Compensation Shares” has the meaning given to that term on page 1 of this Agreement;

(q)	“Continuous Disclosure Materials” has the meaning given to that term in subsection 5.1(h) hereto;

(r)	“Distribution” (or “distribute” as derived therefrom) has the meaning given to that term in the Securities Act (British Columbia);

(s)	“Exchanges” means the TSX and AMEX;

(t)
“Final Prospectus” means the final short form prospectus of the Company to be dated on or about February 3, 2011 and filed with the Commissions for the purpose of qualifying the distribution in Canada of the Purchased Shares, the Over-Allotment Option, the Additional Common Shares, the Compensation Option and the Compensation Shares, including all documents incorporated therein by reference and any Supplementary Material;

(u)
“Final Receipt” means the receipt issued by the British Columbia Securities Commission, as principal regulator under NP 11-202, evidencing that a receipt has been, or has been deemed to be, issued for the Final Prospectus in each of the Qualifying Jurisdictions in Canada;

(v)
“Final U.S. Private Placement Memorandum” means the U.S. private placement memorandum, in a form satisfactory to the Underwriters and the Company, to which will be attached the Final Prospectus, to be delivered to any offerees and purchasers of the Purchased Shares and Additional Common Shares, if any, in the United States or to, or for the account or benefit of, U.S. Persons, in accordance with Schedule “A” hereto;

(w)	“Indemnified Parties” has the meaning given to that term in section 12.1 hereto;

(x)	“Interim Financial Statements” has the meaning given to that term in subsection 5.1(bb);

(y)	“Lead Underwriters” means Canaccord Genuity and Clarus;

(z)	“Legal Opinions” has the meaning given to that term in subsection 6.1(k)(ii) hereto;

(aa)
“material adverse effect” means (i) the effect resulting from any event or change which is materially adverse to the business, affairs, capital, operations, prospects, Property Rights or assets, liabilities (contingent or otherwise) of the Company or any of its subsidiaries, taken as a whole, or which event or change would reasonably be expected to have a significant negative effect on the market price or value of the common shares of the Company or (ii) any fact, event or change that would result in any Offering Document containing a misrepresentation;

(bb)	“material change” has the meaning given to that term in the Securities Act (British Columbia);

(cc)	“Material Contracts” has the meaning given to that term in subsection 5.1(nn) hereto;

(dd)	“material fact” has the meaning given to that term in the Securities Act (British Columbia);

(ee)	“misrepresentation” has the meaning given to that term in the Securities Act (British Columbia);

(ff)
“Named Executive Officers” means as of January 24, 2011, the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end;

(gg)	“NI 43-101” has the meaning given to that term in subsection 5.1(o) hereto;

(hh)	“NI 44-101” has the meaning given to that term in subsection 5.1(d) hereto;

(ii)	“NI 51-102” has the meaning given to that term in subsection 5.1(xx) hereto;

(jj)	“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

(kk)	“Offering” means the offering and sale of the Purchased Shares and any Additional Common Shares pursuant to the terms and conditions of this Agreement;

(ll)	“Offering Documents” means, collectively, the Prospectuses, any Supplementary Material and the U.S. Memorandum;

(mm)	“Officers’ Certificate” has the meaning given to that term in subsection 6.1(k)(v) hereto;

(nn)	“Option Closing” means the closing of the transactions contemplated upon the exercise of the Over-Allotment Option;

(oo)
“Over-Allotment Closing Date” means the closing date for the Over-Allotment Option which shall be not more than three business days after the notice of exercise of such option has been delivered in accordance with the terms of the Over-Allotment Option;

(pp)	“Over-Allotment Option” means the option to purchase the Additional Common Shares granted to the Underwriters as set out on page 1 hereof;

(qq)
“Preliminary Prospectus” means the preliminary short form prospectus of the Company dated January 24, 2011 and filed with the Commissions for the purpose of allowing the Underwriters to solicit expressions of interest for the Offering, including all documents incorporated therein by reference and any Supplemental Material;

(rr)
“Preliminary Receipt” means the receipt issued by the British Columbia Securities Commission, as principal regulator under NP 11-202, evidencing that a receipt has been, or has deemed to be, issued for the Preliminary Prospectus in each of the Qualifying Jurisdictions;

(ss)
“Preliminary U.S. Private Placement Memorandum” means the U.S. private placement memorandum, in a form satisfactory to the Underwriters and the Company, to which will be attached a copy of any Preliminary Prospectus, to be delivered to offerees and purchasers of the Purchased Shares and Additional Common Shares, if any, in the United States or to, or for the account or benefit of, U.S. Persons, in accordance with Schedule “A” hereto;

(tt)	“Property Rights” has the meaning given to such term in subsection 5.1(l);

(uu)	“Prospectuses” means collectively the Preliminary Prospectus and the Final Prospectus;

(vv)	“Purchase Price” means $7.50 per Purchased Share or Additional Common Share, as the case may be;

(ww)	“Purchased Shares” has the meaning given to that term on page 1 of this Agreement;

(xx)
“Qualifying Jurisdictions” means all of the provinces of Canada, other than Québec, and such other jurisdictions to which the Underwriters and the Company may agree and “Qualifying Jurisdiction” means any one of them;

(yy)	“Regulations” means the securities rules or regulations proclaimed under the Acts and “Regulation” means the securities rules or regulations proclaimed under a specified Act;

(zz)	“Regulatory Authorities” means collectively the Commissions and the Exchanges;

(aaa)	“Standard Listing Conditions” has the meaning given to that term in subsection 6.1(o) hereto;

(bbb)	“Subsidiaries” means Keegan Resources Ghana Limited and Universal Mineral Services Ltd..;

(ccc)	“subsidiary” has the meaning given to that term in the Business Corporations Act (British Columbia) and “subsidiaries” means more than one of them;

(ddd)
“Substituted Purchasers” means U.S. Institutional Accredited Investors designated by the Underwriters to purchase the Purchased Shares and/or Additional Common Shares directly from the Company pursuant to Rule 506 of Regulation D as substituted purchasers;

(eee)
“Supplementary Material” means any documents supplemental to the Prospectuses including any amending or supplementary prospectus or other supplemental documents (including documents incorporated by reference after the date of the Prospectuses) or similar documents;

(fff)	“Title Opinions” has the meaning given to that term in subsection 6.1(k)(vi);

(ggg)	“trade” has the meaning given to that term in the Securities Act (British Columbia);

(hhh)	“TSX” means the Toronto Stock Exchange;

(iii)	“Underwriters” has the meaning given to that term on page 1 of this Agreement;

(jjj)	“Underwriters’ Fee” has the meaning given to that term on page 1 of this Agreement;

(kkk)	“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(lll)	“U.S. Affiliates” means the U.S. registered broker-dealer affiliates of the Underwriters;

(mmm)
“U.S. Institutional Accredited Investor” means an “accredited investor” that satisfies one or more of the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act;

(nnn)	“U.S. Legal Opinion” has the meaning given to that term in section 6.1(k)(iii);

(ooo)	“U.S. Memorandum” means, together, the Preliminary U.S. Private Placement Memorandum and Final U.S. Private Placement Memorandum;

(ppp)	“U.S. Person” means a “U.S. person” as that term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act; and

(qqq)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations made thereunder.

1.2	All references to dollar figures in this Agreement are to Canadian dollars.

1.3	Certain terms applicable solely to Schedule “A” are defined in Schedule “A”.

1.4
Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of the Company, or where any other reference is made herein to the “knowledge” of the Company, it shall be deemed to refer to the actual knowledge of the Named Executive Officers, after having made due enquiry of appropriate and relevant persons and after reviewing relevant documentation.

2. FILING OF PROSPECTUS

2.1	The Company shall:

(a)	not later than 5:00 p.m. (Vancouver time) on January 24, 2011, have obtained the Preliminary Receipt with respect to the Preliminary Prospectus; and

(b)
forthwith after any comments with respect to the Preliminary Prospectus have been received from, and have been resolved with, the Commissions, but no later than 5:00 p.m. (Vancouver time) on February 3, 2011 or such later date as may be agreed to in writing by the Lead Underwriters, use its reasonable commercial efforts to obtain a Final Receipt with respect to the Final Prospectus or otherwise fulfill all legal requirements to enable the Purchased Shares and Additional Common Shares to be offered and sold to the public through the Underwriters or any other investment dealer or broker registered to transact such business in the applicable Qualifying Jurisdictions.

2.2
Prior to the delivery or filing of the Offering Documents and thereafter, during the period of distribution of the Purchased Shares, the Company shall have allowed the Underwriters to participate fully in the preparation of, and to approve the form and content of, such Offering Documents and shall have allowed the Underwriters to conduct all due diligence investigations which they may reasonably require in order to fulfill their obligations as underwriters and in order to enable them to execute the certificate in the Prospectus required to be executed by them.

3.	OVER-ALLOTMENT OPTION

3.1
The Company hereby grants to the Underwriters the Over-Allotment Option to purchase severally and not jointly, nor jointly and severally, and to offer for sale to the public pursuant hereto the Additional Common Shares upon the terms and conditions set forth herein.

3.2
The Over-Allotment Option shall be non-assignable and shall be exercisable, in whole, at any time, or in part, from time to time up to 30 days after the Closing Date by the Lead Underwriters, on behalf of the Underwriters giving written notice to the Company by such date, specifying the number of Additional Common Shares to be purchased and the closing date for the over-allotment (the “Over-Allotment Closing Date”), which date shall be not more than three business days after the date of such notice.

3.3
Following receipt of notice delivered in accordance with section 3.2, the Company agrees to issue and sell to the Underwriters and the Underwriters agree to purchase that number of Additional Common Shares requested in the notice of exercise of the Over-Allotment Option and the Company shall proceed to hold the Option Closing in accordance with section 11.

4.	DISTRIBUTION AND CERTAIN OBLIGATIONS OF THE UNDERWRITERS AND THE COMPANY

4.1
Subject to the terms and conditions of this Agreement, the Underwriters offer to purchase the Purchased Shares, and by acceptance of this Agreement the Company agrees to sell to the Underwriters, and the Underwriters agree to purchase at the Closing Time on the Closing Date, all, but not less than all, of the Purchased Shares.

4.2
The Company understands that although this Underwriting Agreement is presented on behalf of the Underwriters as purchasers, the Underwriters may arrange for Substituted Purchasers for the Purchased Shares and Additional Common Shares, if any, in connection with the private placement of the Purchased Shares and Additional Common Shares, if any, in the United States or to, or for the account or benefit of, U.S. Persons, only in accordance with the U.S. Securities Act, applicable state securities laws and the provisions of this Underwriting Agreement and, without limiting the foregoing, specifically Schedule "A" to this Underwriting Agreement. It is further understood that the Underwriters agree to purchase or cause to be purchased the Purchased Shares, and if the Over-Allotment Option is exercised, the Additional Common Shares being issued by the Company and that this commitment is not subject to the Underwriters being able to arrange Substituted Purchasers. Each Substituted Purchaser shall purchase the Purchased Shares and Additional Common Shares, as applicable, at the Purchase Price, and to the extent that Substituted Purchasers purchase such Purchased Shares and Additional Common Shares, the obligations of the Underwriters to do so will be reduced by the number of such shares purchased by the Substituted Purchasers from the Company. Any reference in this Underwriting Agreement hereafter to "purchasers" shall be taken to be a reference to the Underwriters, as the initial committed purchasers, and to the Substituted Purchasers, if any.

4.3
The distribution of the Purchased Shares, the Over-Allotment Option, any Additional Common Shares and the Compensation Option shall be qualified by the Prospectuses under Applicable Securities Laws in the Qualifying Jurisdictions.  Purchased Shares and/or Additional Common Shares may also be offered and sold:

(a)
in the United States and to, or for the account or benefit of, U.S. Persons, in accordance with the terms, conditions, representations, warranties and covenants of the parties contained in Schedule “A” hereto, the provisions of which are agreed to by the Company, the Underwriters and the U.S. Affiliates, and which Schedule “A” forms part of this Agreement; and

(b)
in such other jurisdictions as the Company and the Underwriters may agree, provided the distribution of Purchased Shares and/or Additional Common Shares in such other jurisdictions are completed in accordance with the applicable laws of such other jurisdictions.

4.4
Until the date on which the distribution of the Purchased Shares and Additional Common Shares is completed or this Agreement is terminated, the Company shall promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Applicable Securities Laws to continue to qualify the distribution of the Purchased Shares and the Additional Common Shares, or in the event that the Purchased Shares and the Additional Common Shares have, for any reason ceased to so qualify, to so qualify again the Purchased Shares and the Additional Common Shares for distribution.

4.5
The Company agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them. Such remuneration shall be payable by the Underwriters. The Underwriters shall use their commercially reasonable efforts to ensure that such other dealers, if any, comply with the terms of this Agreement as applicable to the Underwriters.

4.6
Each Underwriter covenants, represents and warrants to the Company that it will comply, to the extent applicable to the Underwriters, with the rules and policies of the Exchanges and with all applicable securities legislation of each Qualifying Jurisdiction in which it acts as Underwriter of the Company in connection with the Offering.

5. REPRESENTATIONS AND WARRANTIES

5.1	The Company represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in entering into this Agreement, that:

(a)
the Company is a duly incorporated company and validly existing and in good standing under the laws of its jurisdiction of incorporation and no proceedings have been instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation or winding-up of the Company;

(b)	all of the shares of the Subsidiaries are legally and beneficially owned by the Company, free and clear of all liens, charges and encumbrances of any kind whatsoever;

(c)
the Company has no material subsidiaries or affiliates other than the Subsidiaries and each of the Subsidiaries is duly incorporated and validly existing and in good standing under the laws of their jurisdiction of incorporation and no proceedings have been instituted or are pending for the dissolution or liquidation or winding-up of the Subsidiaries;

(d)
the Company (i) is or will be at the Closing Time a reporting issuer (within the meaning of Applicable Securities Laws) or the equivalent in all the provinces of Canada, other than Québec, (ii) is not in default of any of the requirements of the Applicable Securities Laws of the Qualifying Jurisdictions, and (iii) is eligible under National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) to file the Preliminary Prospectus and the Final Prospectus;

(e)	the common shares of the Company are listed for trading on the Exchanges and the Company is not in default of any of the listing requirements of the Exchanges applicable to the Company;

(f)
the authorized capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares, of which, as of January 21, 2011, 46,407,713 common shares were issued and outstanding as fully paid and non-assessable shares in the capital of the Company and nil preferred shares were issued and outstanding;

(g)
other than as disclosed in the Final Prospectus or as set out in Schedule “B”, no person, firm or corporation has any agreement, option, right or privilege, whether pre-emptive, contractual or otherwise, capable of becoming an agreement for the purchase, acquisition, subscription for or issuance of any of the unissued shares of the Company or the Subsidiaries, or other securities convertible, exchangeable or exercisable for shares of the Company or the Subsidiaries;

(h)
all documents previously published or filed by the Company with the Regulatory Authorities (the “Continuous Disclosure Materials”) contain no untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and were prepared in accordance with and comply with Applicable Securities Laws and the Company is not in default of its filings under, nor has it failed to file or publish any document required to be filed or published under Applicable Securities Laws;

(i)
all of the material transactions of each of the Company and the Subsidiaries have been promptly and properly recorded or filed in or with its books or records and its minute books contain, in all material respects all of its material transactions, all records of the meetings and proceedings of its directors, shareholders and other committees, if any, since incorporation;

(j)
each of the Company and the Subsidiaries has the corporate power and capacity to own the assets owned by it and to carry on the business carried on and proposed to be carried on by it, and each of the Company and the Subsidiaries hold all material licences and permits that are required for carrying on its business in the manner in which such business has been carried on and is duly qualified to carry on business in all jurisdictions in which it carries on business;

(k)
each of the Company and the Subsidiaries has good title to its respective material assets as disclosed in the Prospectuses, free and clear of all material liens, charges and encumbrances of any kind whatsoever except as disclosed in the Prospectuses;

(l)
all material property, options, leases, concessions, claims or other, direct or indirect, interests in natural resource properties and surface rights for exploration and exploitation, extraction and other mineral property rights in which the Company or the Subsidiaries holds an interest or right (collectively, the “Property Rights”) are completely and accurately described in the Prospectuses and Schedule “D” and except as set forth in Schedule “D”, the Company or one of the Subsidiaries is the legal and beneficial owner of such Property Rights and the Property Rights are in good standing and are valid and enforceable and free and clear of any liens, charges or encumbrances and no royalty is payable in respect of any of them except as set out in the Prospectuses;

(m)
no material property rights, easements, rights of way, access rights (including but not limited to any mineral, geothermal and water rights) other than the Property Rights are necessary for the conduct of the business of the Company and the Subsidiaries as currently being conducted, or proposed to be conducted as described in the Prospectuses, and there are no material restrictions on the ability of the Company or the Subsidiaries to use or otherwise exploit any such Property Rights, and the Company does not know of any claim or basis for a claim that may adversely affect such rights in any respects; in addition the Company and the Subsidiaries have all licences, registrations, qualifications, permits, consents and authorizations necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted and as proposed to be conducted and all such licences, registrations, qualifications, permits, consents and authorizations are valid and subsisting and in good standing in all material respects;

(n)
other than as disclosed in the Continuous Disclosure Materials or the Prospectuses, the Company and the Subsidiaries do not have any responsibility or obligation to pay or have paid on their behalf any commission, royalty or similar payment to any person with respect to the Property Rights as of the Closing Date;

(o)
the technical reports filed by the Company with Regulatory Authorities have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Properties (“NI 43-101”), and the Company has complied with, and is in compliance with, NI 43-101 in all material respects;

(p)
the information set forth in the Offering Documents relating to the estimates by the Company and the Subsidiaries of mineral resources (i) has been reviewed and verified by, among others, the authors described under the heading “Interests of Experts” in the Prospectuses, (ii) the information upon which the estimates of mineral resources were based, was, to the knowledge of the Company and the Subsidiaries, at the time of delivery thereof, complete and accurate in all material respects, and (iii) there have been no material changes to such information since the date of delivery or preparation thereof;

(q)
each of the Company and its subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, is in compliance in all material respects with all terms and provisions of all contracts, agreements, indentures, leases, policies, instruments and licences that are material to the conduct of its business and all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect, and no material breach or default by the Company, or its subsidiaries or event which, with notice or lapse or both, could constitute a material breach or default by the Company, or its subsidiaries, exists with respect thereto;

(r)
the Company has all requisite corporate power and authority to enter into this Agreement and the Compensation Option Agreement and to perform the transactions contemplated hereby and thereby, the granting of the Over-Allotment Option, the granting of the Compensation Option and the issuance and sale by the Company of the Purchased Shares and Additional Common Shares and the issuance of the Compensation Shares have been duly authorized by all necessary corporate action of the Company, and this Agreement has been, and the Compensation Option Agreement will be, duly executed and delivered by the Company and this Agreement is, and the Compensation Option Agreement will upon execution and delivery in accordance with the terms hereof be, a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally and except as limited by the application of equitable remedies which may be granted in the discretion of a court of competent jurisdiction and that enforcement of the rights to indemnity and contribution set out in this Agreement or the Compensation Option Agreement (as the case may be) as may be limited by applicable law;

(s)
neither the Company nor any of the Subsidiaries is in violation of its constating documents or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any material contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, license or other agreement or instrument to which the Company or any of the Subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any of the Subsidiaries is subject (collectively, “Agreements and Instruments”). The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and in the Offering Documents (including the authorization, issuance, sale and delivery of the Purchased Shares and Additional Common Shares and Compensation Shares, if any, and the use of the proceeds from the sale of the Purchased Shares and Additional Common Shares, if any, as described in the Offering Documents under the caption “Use of Proceeds”) and compliance by the Company with its obligations hereunder, do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien upon any property or assets of the Company or any of the Subsidiaries pursuant to the Agreements and Instruments, nor will such action result in any violation or conflict with the provisions of the constating documents of the Company or any of the Subsidiaries or any existing applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any of the Subsidiaries or any of their assets, properties or operations, except for such violations or conflicts that would not, singly or in the aggregate, reasonably be expected to have a material adverse effect.  As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of the Subsidiaries;

(t)
upon their issuance the Purchased Shares and Additional Common Shares, and upon their issuance in accordance with the terms of the Compensation Option and full payment of the exercise price therefore the Compensation Shares, will be validly allotted, issued and outstanding, fully paid and non-assessable, and registered in the names of the Underwriters or as directed by the Underwriters, as the case may be, or a permitted transferee thereof, in each case free and clear of all resale or trade restrictions (except control person restrictions and restrictions under applicable U.S. securities laws) and liens, charges or encumbrances of any kind whatsoever under Canadian law;

(u)
when issued and sold by the Company in accordance with the terms hereof or the terms of the Compensation Option, as the case may be, the Purchased Shares, Additional Common Shares and Compensation Shares shall have the rights, privileges, restrictions and conditions that conform to the rights, privileges, restrictions and conditions attaching to common shares in the capital of the Company set forth in the Prospectuses;

(v)
on the date of issue, upon satisfaction of the Standard Listing Conditions, the Purchased Shares, Additional Common Shares and Compensation Shares will be qualified investments under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder as in effect on the date hereof, for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan and for a tax-free savings account each as defined in the Tax Act, subject to the specific provisions of any such plan, but would be a prohibited investment for a trust governed by a tax-free savings account if the holder has a significant interest in the Company within the meaning of the Tax Act;

(w)
at the Closing Time, the Purchased Shares will be listed and posted for trading on the Exchanges and the Additional Common Shares and Compensation Shares will be accepted for listing, subject to their issuance, and will be tradeable on the Exchanges;

(x)
Computershare Investor Services Inc. at its principal offices in the City of Vancouver, British Columbia and Toronto, Ontario has been duly appointed as registrar and transfer agent for the common shares of the Company;

(y)
the minute books and records of the Company and the Subsidiaries made available to counsel for the Underwriters in connection with its due diligence investigation of the Company for the period from the date of incorporation, as the case may be, to the date of this Agreement are all of the minute books and records of the Company and the Subsidiaries from incorporation to present and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company and the Subsidiaries to the date of review of such corporate records and minute books and, other than with respect to the Offering, there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company or the Subsidiaries to the date of this Agreement not reflected in such minute books and other records;

(z)
each of the Company and its subsidiaries maintains insurance against loss of, or damage to, its material assets including property and casualty insurance for all of its operations and all of the policies in respect of such insurance are in amounts and on terms that in the view of the Company’s management are reasonable for operations such as these and are in good standing in all respects and not in default in any respect;

(aa)
the audited annual financial statements of the Company for its fiscal year ended March 31, 2010, and notes thereto (the “Annual Financial Statements”) a copy of which is incorporated by reference in the Prospectuses, are true and correct in every material respect and present fairly and accurately the financial position and results of the operations of the Company for the period then ended and such financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applied on a consistent basis;

(bb)
the unaudited financial statements of the Company for the six months ended September 30, 2010 and notes thereto (the “Interim Financial Statements” and together with the Annual Financial Statements, the “Company’s Financial Statements”), a copy of which is incorporated by reference in the Prospectuses, are true and correct in every material respect and present fairly and accurately the financial position and results of the operations of the Company for the period then ended and such financial statements will have been prepared in accordance with Canadian GAAP applied on a consistent basis;

(cc)
the Company maintains, and will maintain, at all times prior to the Closing Date a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian GAAP, and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference, (v) material information relating to the Company and its subsidiaries is made known to those responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by applicable laws, and (vi) all significant deficiencies and material weaknesses in the design or operation of such internal controls that could adversely affect any of the Company’s or its subsidiaries’ ability to disclose to the public information required to be disclosed by them in accordance with applicable law and all fraud, whether or not material, that involves management or employees that have a significant role in the Company’s or its subsidiaries’ internal controls have been disclosed to the audit committee of the Company;

(dd)	there has been no change in accounting policies or practices of the Company or its subsidiaries since March 31, 2010, except as has been disclosed in the Interim Financial Statements;

(ee)
the Company has and is taking all reasonable steps to plan for the conversion to International Financial Reporting Standards (“IFRS”), expects to meet the required deadline under Applicable Securities Laws for the conversion to IFRS for financial years ending on and after January 1, 2011 and, to the Company’s knowledge, the conversion to IFRS is not expected to have a material adverse effect;

(ff)	the audit committee of the Company is comprised and operates in accordance with the requirements of National Instrument 52-110 – Audit Committees of the Commissions;

(gg)
none of the Company nor its subsidiaries is indebted to any of its directors or officers (collectively the “Principals”), other than on account of directors fees, salaries, bonus and other employment or consulting compensation or expenses accrued but not paid, or to any of its shareholders (the “Common Shareholders”);

(hh)
none of the Principals nor Common Shareholders is indebted or under any obligation to the Company or its subsidiaries, on any account whatsoever, other than for (i) payment of salary, bonus and other employment or consulting compensation, (ii) reimbursement for expenses duly incurred in connection with the business of the Company, and (iii) for other standard employee benefits made generally available to all employees;

(ii)	none of the Company nor its subsidiaries has guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation whatsoever;

(jj)
there are no material liabilities of the Company or its subsidiaries, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Company’s Financial Statements except those incurred in the ordinary course of its business since October 1, 2010;

(kk)
since October 1, 2010 and excluding expenditures in the ordinary course of business consistent with past practice, there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Company or its subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting its business, affairs, capital, prospects or assets, or the right or capacity of the Company or its subsidiaries to carry on its business, such business having been carried on in the ordinary course except as disclosed in the Prospectuses;

(ll)
the directors, officers and key employees of the Company are as disclosed in the Prospectuses and the compensation arrangements with respect to the Company’s Named Executive Officers are as disclosed in the contracts made available to the Underwriters and their advisors and except as disclosed therein, there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever affecting the Company;

(mm)
there are no “significant acquisitions”, “significant dispositions” or “significant probable acquisitions” for which the Company is required, pursuant to Applicable Securities Laws to include additional financial disclosure in the Prospectuses;

(nn)
all contracts and agreements material to the Company or the Subsidiaries other than those entered into in the ordinary course of its business as presently conducted (collectively the “Material Contracts”) have been disclosed in the Prospectuses and neither the Company nor the Subsidiaries has approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company or a Subsidiary, whether by asset sale, transfer of shares or otherwise;

(oo)	there are no amendments to the Material Contracts that have been, are proposed to be, or are required to be, made other than have been disclosed in the Prospectuses;

(pp)
the Company has no knowledge of any proposed or planned disposition of common shares of the Company by any shareholder who owns, directly or indirectly, 10% or more of the outstanding common shares of the Company;

(qq)
all tax returns, reports, elections, remittances, filings, withholdings and payments of the Company and, to the best of the knowledge of the Company, of the Company’s subsidiaries required by applicable laws to have been filed or made, have been filed or made (as the case may be) and are substantially true, complete and correct and all taxes owing of the Company as at March 31, 2010 have been paid or accrued in the Company’s Financial Statements;

(rr)
each of the Company and its subsidiaries has been assessed for all applicable taxes to and including the year ended March 31, 2010 and have received all appropriate refunds, made adequate provision for taxes payable for all subsequent periods and the Company is not aware of any material contingent tax liability of the Company or its subsidiaries not adequately reflected in the Company’s Financial Statements;

(ss)
no examination of any tax return of the Company or, to the best of the knowledge of the Company, of any of its subsidiaries, is currently in progress and there are no material issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable by the Company or any of its subsidiaries.  There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of taxes with respect to the Company or any of its subsidiaries;

(tt)
other than as disclosed in the Prospectuses and the Continuous Disclosure Materials, there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or, to the Company’s knowledge, pending, threatened against or affecting the Company or it subsidiaries, or to the Company’s knowledge, their directors or officers at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and, to the Company’s knowledge, there is no basis therefor;

(uu)
none of the Company nor, to the best of the Company’s knowledge, its subsidiaries has been in material violation of, in connection with the ownership, use, maintenance or operation of its property and assets, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “environmental laws”). Without limiting the generality of the foregoing:

(i)
each of the Company and its subsidiaries has occupied its properties and has received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes in compliance with all applicable environmental laws and has received all permits, licenses or other approvals required of them under applicable environmental laws to conduct their respective businesses; and

(ii)
there are no orders, rulings or directives issued against the Company or, to the best of the knowledge of the Company, its subsidiaries and there are no orders, rulings or directives pending or threatened against the Company  or its subsidiaries under or pursuant to any environmental laws requiring any work, repairs, construction or capital expenditures with respect to any property or assets of the Company or its subsidiaries;

(vv)
no notice with respect to any of the matters referred to in the immediately preceding paragraph, including any alleged violations by the Company or it subsidiaries with respect thereto has been received by the Company or any of its subsidiaries and no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any environmental laws or relating to the ownership, use, maintenance or operation of the property and assets of the Company or it subsidiaries is in progress, threatened or, to the best of the Company’s knowledge, pending, which could be expected to have a material adverse effect on the Company or its subsidiaries, taken as a whole, and, to the Company’s knowledge, there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Company or its subsidiaries, on which any such legal proceeding might be commenced with any reasonable likelihood of success or with the passage of time, or the giving of notice or both, would give rise;

(ww)
to the best of the knowledge of the Company, none of the Company, its subsidiaries nor any of their directors or officers are in breach of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever where non-compliance would have a material adverse effect on the Company or its subsidiaries;

(xx)
at all relevant times the Company’s auditors who audited the Company’s Financial Statements are and have been independent public accountants as required under Applicable Securities Laws and there has never been a reportable event (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)) between the Company and such auditors nor has there been any event which has led any of the Company’s current or former auditors to threaten to resign as auditors;

(yy)
the Prospectuses will be prepared and filed in compliance in all material respects with the Applicable Securities Laws, and, at the time of delivery of the Purchased Shares, Additional Common Shares and Compensation Option to the Underwriters, the Final Prospectus will comply in all material respects with the Applicable Securities Laws and the Company shall fulfill and comply with the necessary requirements of the Applicable Securities Laws in order to enable the Purchased Shares, the Over-Allotment Option, any Additional Common Shares, the Compensation Option and any Compensation Shares, to be lawfully distributed in the Qualifying Jurisdictions through the Underwriters or any other investment dealers or brokers registered as such in the Qualifying Jurisdictions and acting in accordance with the terms of their registrations and the Applicable Securities Laws;

(zz)
the Prospectuses, including any and all amendments thereto, contain no untrue statement of a material fact and will not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it is made and, together with all of the information incorporated by reference in the Prospectuses, constitute full, true and plain disclosure of all material facts relating to the Company and the securities to be issued pursuant to the Offering and comply with Applicable Securities Laws;

(aaa)	the proceeds of the Offering will be used for the purposes and in the manner specified in the Offering Documents;

(bbb)
except as provided herein, there is no person, firm or corporation which has been engaged by the Company to act for the Company and which is entitled to any brokerage or finder’s fee in connection with this Agreement or the transactions contemplated hereunder;

(ccc)
to the knowledge of the Company, none of the Company, its subsidiaries nor any of their employees or agents have made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, United States or provincial or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws, in a manner that would reasonably be expected to have a material adverse effect;

(ddd)
the operations of the Company are and have been conducted at all times in all material respects in compliance with applicable financial recordkeeping and reporting requirements of the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-governmental authority involving the Company with respect to the Money Laundering Laws is to the best knowledge of the Company pending or threatened;

(eee)
no material labour dispute with the employees of the Company or the Subsidiaries currently exists or, to the knowledge of the Company or the Subsidiaries, is imminent.  Neither the Company nor any Subsidiary is a party to any collective bargaining agreement and no action has been taken or, to the best of the knowledge of the Company and the Subsidiaries, is contemplated to organize any employees of the Company or any Subsidiary;

(fff)
the forms of the certificates representing the Purchased Shares, Additional Common Shares and Compensation Shares have been duly approved by the Company and complies with the provisions of the Business Corporations Act (British Columbia);

(ggg)
to the knowledge of the Company and based on the advice of counsel, no filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or governmental authority or agency in Canada is necessary or required for the performance by the Company of its obligations hereunder, in connection with the Offering in the Qualifying Jurisdictions, or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained, or as may be required, under Applicable Securities Laws;

(hhh)
all information and documentation concerning the Company and its subsidiaries (including but not limited to the Property Rights and Material Contracts), the Purchased Shares, Over-Allotment Option, Additional Common Shares, Compensation Option, Compensation Shares and the Offering, that has been provided to the Underwriters on their request by the Company in connection with this Agreement is, as of the date of such documentation and information, accurate and complete in all material respects and not misleading and will not omit to state any fact or information which would be material to a lead manager and underwriter performing the services contemplated herein;

(iii)
neither the Company nor, to the best of the Company’s knowledge, any director, officer, agent, employee, affiliate or person acting on behalf of the Company or any of its subsidiaries is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department (“OFAC”); and the Company will not knowingly, directly or indirectly, use the proceeds of the Offering, or knowingly lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any United States sanctions administered by OFAC; and

(jjj)
the Company makes the representations, warranties and covenants applicable to it in Schedule “A” hereto and acknowledges that the terms and conditions of the representations, warranties and covenants of the parties contained in Schedule “A” form part of this Agreement.

5.2
The representations and warranties of the Company contained in this Agreement shall be true at the Closing Time as though they were made at the Closing Time and they shall survive the completion of the transactions contemplated under this Agreement in accordance with section 14.6.

5.3	Each of the Underwriters represents and warrants to the Company, and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement, that:

(a)	the Underwriter is a valid and subsisting corporation under the laws of the jurisdiction in which it was incorporated, continued or amalgamated;

(b)
the Underwriter is, and will remain so until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder and the Underwriter is, and will remain so until the completion of the Offering, a member in good standing of the TSX; and

(c)	the Underwriter has good and sufficient right and authority to enter into this Agreement and complete its transactions contemplated under this Agreement on the terms and conditions set forth herein.

6. ADDITIONAL COVENANTS

6.1	The Company covenants and agrees with the Underwriters that it shall:

(a)
file with the Exchanges all required documents and pay all required filing fees, and do all things required by the rules and policies of the Exchanges, in order to obtain prior to the Closing Date the requisite acceptance or approval of the Exchanges for:

(i)	the Offering and the grant of the Compensation Option; and

(ii)
the conditional listing of the Purchased Shares, the Additional Common Shares and the Compensation Shares subject only to Standard Listing Conditions, which the Company agrees to fully satisfy in a timely manner forthwith after the Closing;

(b)
with respect to the filing of the Prospectuses as contemplated herein, fulfill all legal requirements required to be fulfilled by the Company in connection therewith, in each case in form and substance satisfactory to the Underwriters as evidenced by the Underwriters’ execution of the certificates attached thereto;

(c)
prior to the completion of the Offering, allow the Underwriters to review the Offering Documents and conduct all due diligence which the Underwriters may reasonably require in order to fulfill their statutory obligations as underwriters and in order to enable them to execute, acting prudently and responsibly, the certificates required to be executed by the Underwriters in such documents, including, without limitation, all corporate and operating records, documentation with respect to Property Rights, technical information, financial information (including budgets), copies of the financial statements to be incorporated by reference in the Prospectuses and access to key officers of the Company;

(d)	during the period prior to the completion of the Offering, promptly notify the Underwriters in writing of:

(i)
any material change (actual, contemplated or threatened) in the business, affairs, operations, assets or liabilities (contingent or otherwise) prospects, financial position or capital or ownership of the Company or proposed ownership of the Company (other than a change disclosed in the Prospectuses); and

(ii)
any change which is of such a nature as to result in a misrepresentation in either of the Prospectuses or any amendment thereto; and any material fact that has arisen or been discovered and that would be required to have been disclosed in the Prospectuses or in Supplementary Material had that fact arisen or been discovered on or prior to the date of the Prospectuses or any Supplementary Material, which change or fact is, or may be, of such a nature as to render the Prospectuses or any Supplementary Material misleading or untrue in any material respect or would result in any of such documents containing a misrepresentation, as defined under Applicable Securities Laws, or which would result in any of such documents not complying in any material respect with any of the Applicable Securities Laws or which change would reasonably be expected to have a significant effect on the market price or value of the Purchased Shares or Additional Common Shares. The Company shall in good faith discuss with the Underwriters any change in circumstances (actual or proposed within the knowledge of the Company) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this subsection and, in any event, prior to making any filing;

(e)
deliver to the Underwriters duly executed copies of any Supplementary Material required to be filed by the Company in accordance with subsection (d) above and, if any financial or accounting information is contained in any of the Supplementary Material, an additional Comfort Letter to that required by subsection (k) below;

(f)
cause commercial copies of the Prospectuses, the U.S. Memorandum and Supplementary Material to be delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may request, as soon as possible after the filing of the Preliminary Prospectus, Final Prospectus or Supplementary Material, as the case may be, but in any event on or before noon (Toronto time) on the day after obtaining the receipt therefor, as applicable, and such delivery will constitute the Company’s consent to the Underwriters’ use of such documents in connection with the Offering;

(g)
by the act of having delivered each of the Prospectuses and any Supplementary Material to the Underwriters, have represented and warranted to the Underwriters that all material information and statements (except information and statements relating solely to the Underwriters and provided by the Underwriters to the Company in writing expressly for inclusion in Prospectuses) contained in such documents, at the respective dates of initial delivery thereof, comply with the Applicable Securities Laws of the Qualifying Jurisdictions and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation and together constitute full, true and plain disclosure of all material facts relating to the Company, its subsidiaries, the Purchased Shares, the Over-Allotment Option, the Additional Common Shares, the Compensation Option and the Compensation Shares as required by the Applicable Securities Laws of the Qualifying Jurisdictions;

(h)
prior to the Closing Time, fulfill to the satisfaction of the Underwriters all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by the Company to enable the Purchased Shares, the Additional Common Shares and the Compensation Option to be distributed free of trade restrictions in the Qualifying Jurisdictions, subject only to the requirements of Applicable Securities Laws;

(i)
use its best efforts to maintain its status as a “reporting issuer” or the equivalent not in default in each of the Qualifying Jurisdictions for a period of two years from the Closing Date, other than in connection with a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase or sale of all of the outstanding common shares of the Company;

(j)
use its commercially reasonable best efforts to maintain its listing of its common shares on the Exchanges for a period of two years from the Closing Date, other than in connection with a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase or sale of all of the outstanding common shares of the Company;

(k)	deliver to the Underwriters and their legal counsel, as applicable:

(i)
at the time of execution of the Final Prospectus by the Underwriters, a long form Comfort Letter (the “Comfort Letter”) from the Company’s auditors addressed to the Underwriters and to the directors of the Company and dated as of the date of the Final Prospectus and based on procedures performed within two business days of the Final Prospectus, in form and content acceptable to the Underwriters, acting reasonably, relating to the verification of the financial information and accounting data contained in the Final Prospectus and to such other matters as the Underwriters may reasonably require;

(ii)
at the Closing Time, such legal opinions (the “Legal Opinions”) of the Company’s legal counsel (excluding U.S. legal counsel), addressed to the Underwriters and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, relating to the matters set forth in Schedule “C” and to such other matters as the Underwriters may reasonably require (and such counsel may rely upon or arrange for separate deliveries of opinions of local counsel where such counsel deems such reliance or delivery proper as to the laws of any jurisdiction other than British Columbia, Alberta, Ontario and Canada and may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Company) relating to the Final Prospectus, the trade and distribution of the Purchased Shares and the Additional Common Shares without restriction, and to such other matters as the Underwriters may reasonably require;

(iii)
at the Closing Time, if any Purchased Shares and/or Additional Common Shares are being sold in the United States or to, or for the account or benefit of, U.S. Persons, in accordance with Schedule “A” hereto, a legal opinion of the Company’s U.S. legal counsel, addressed to the Underwriters and dated as of the Closing Date and/or the Over-Allotment Closing Date, as applicable, in form and content acceptable to the Underwriters, acting reasonably, to the effect that such offer and sale of the Purchased Shares and/or any Additional Common Shares is not required to be registered under the U.S. Securities Act (the “U.S. Legal Opinion”);

(iv)
the Company will have caused favourable legal opinions to be delivered by local counsel addressed to the Underwriters and their counsel, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to the following matters:

(A)	the incorporation and existence of each of the Subsidiaries under the laws of its jurisdiction of incorporation;

(B)	as to the holders of the issued and outstanding shares of each of the Subsidiaries; and;

(C)
that each of the Subsidiaries has all requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own its properties, all as described in the Final Prospectus;

(v)
at the Closing Time, a certificate (the “Officers’ Certificate”) of the Company signed by its Chief Executive Officer and Chief Financial Officer, addressed to the Underwriters and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, certifying for and on behalf of the Company and not in their personal capacities that, to the actual knowledge of the persons signing such certificate, after having made due and relevant inquiry:

(A)
the Company has complied in all material respects with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time on the Closing Date;

(B)
no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Purchased Shares, Additional Common Shares or Compensation Shares or any of the Company’s issued securities has been issued and no proceeding for such purpose is pending or, to the knowledge of such officers, threatened;

(C)
the Company is a “reporting issuer” or its equivalent under the securities laws of each of the Qualifying Jurisdictions and eligible to use the Short Form Prospectus System established under NI 44-101, and no material change relating to the Company has occurred since the date of this Agreement with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis that remains subject to confidentiality; and

(D)
all of the representations and warranties made by the Company in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby;

(vi)
at the Closing Time, such legal opinions (the “Title Opinions”) of the Company’s legal counsel, addressed to the Underwriters and their legal counsel, dated as of the Closing Date, in the form and content acceptable to the Underwriters acting reasonably, with respect to title to and ownership rights in the Esaase Project and Asumura Project;

(vii)
at the Closing Time, a legal opinion of the Company’s legal counsel in the Republic of Ghana, addressed to the Underwriters and their legal counsel, dated as of the Closing Date, in the form and content acceptable to the Underwriters acting reasonably, with respect to the litigation regarding title to the Esaase Project;

(viii)
the Underwriters having received certificates dated the Closing Date (or, in the case of the Option Closing, dated the Over-Allotment Closing Date) signed by the Corporate Secretary of the Company or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Company; the resolutions of the directors of the Company relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Purchased Shares and Additional Common Shares, the grant of the Over-Allotment Option, the grant of the Compensation Option, the issuance of the Compensation Shares, the authorization of this Agreement, the listing of the Purchased Shares and the Compensation Shares on the Exchanges and transactions contemplated by this Agreement and the Compensation Option Agreement; and the incumbency and signatures of signing officers of the Company;

(ix)
at the Closing Time, a certificate of status (or equivalent) for the Company and the Subsidiaries dated within one (1) business day (or such earlier or later date as the Underwriters may accept) of the Closing Date;

(x)
at the Closing Time, a certificate of the registrar and transfer agent of the common shares of the Company, which certifies the number of common shares of the Company issued and outstanding on the date prior to the Closing Date;

(xi)
at the Closing Time, a Comfort Letter, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to the date which is two (2) business days prior to the Closing Date, the information contained in the Comfort Letter;

(xii)
at the Closing Time, such other materials (the “Closing Materials”) as the Underwriters may reasonably require and as are customary in a transaction of this nature, and the Closing Materials will be addressed to the Underwriters and to such parties as may be reasonably directed by the Underwriters and will be dated as of the Closing Date or such other date as the Underwriters may reasonably require;

(l)
from and including the date of this Agreement through to and including the Closing Time, do all such acts and things necessary to ensure that all of the representations and warranties of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain materially true and correct and not do any such act or thing that would render any representation or warranty of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect;

(m)
during the period commencing on the Closing Date and ending on the date which is 120 days after the Closing Date, not, without the prior written consent of the Lead Underwriters, which consent will not be unreasonably withheld, issue, sell, authorize or agree to issue or approve for issuance any common shares of the Company or any securities convertible into or exchangeable for or exercisable to acquire common shares of the Company except in conjunction with: (i) the issue of the Purchased Shares pursuant to this Agreement; (ii) the issue of any Additional Common Shares upon due exercise of the Over-Allotment Option; (iii) the issue of Compensation Shares upon the due exercise of the Compensation Option; (iv) the exercise of securities outstanding as of January 17, 2011 which were issued pursuant to the Company’s existing incentive or share compensation arrangements; (v) the exercise of convertible securities of the Company outstanding as of January 17, 2011; or (vi) the issue of any securities of the Company in connection with any acquisitions of mining companies or mineral projects from an arm’s length third party whereby the Company directly or indirectly acquires shares or assets of a business;

(n)
use reasonable efforts to cause each of its directors and executive officers to enter into lock-up agreements in form and substance satisfactory to the Lead Underwriters evidencing their agreement to not, without the consent of the Lead Underwriters, offer, sell or resell any common shares of the Company or financial instruments or securities convertible into or exercisable or exchangeable for common shares of the Company held by them or agree to or announce any such offer or sale for a period of 120 days following the Closing Date;

(o)
prior to the filing of the Final Prospectus, provide evidence satisfactory to the Underwriters of the conditional approval of the Exchanges of the listing and posting for trading on the Exchanges of the Purchased Shares, Additional Common Shares and Compensation Shares, subject only to satisfaction by the Company of customary post-closing conditions imposed by the Exchanges in similar circumstances (the “Standard Listing Conditions”);

(p)
advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of: (i) the issuance by any Commission of any order suspending or preventing the use of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material; (ii) the suspension of the qualification of the Purchased Shares, Over-Allotment Option, Additional Common Shares, the Compensation Option or any Compensation Shares for offering or sale in any of the Qualifying Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any such purposes; or (iv) any requests made by any Commission for amending or supplementing the Preliminary Prospectus or the Final Prospectus or any Supplementary Material or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) or (ii) above and, if any such order is issued, to obtain the withdrawal thereof as promptly as possible;

(q)
not reproduce, disseminate, quote from or refer to any written or oral opinions, advice, analysis and materials provided by the Underwriters to the Company in connection with the Offering in whole or in part at any time, in any manner or for any purpose, without the Underwriters’ prior written consent in each specific instance, and the Company shall and shall cause its affiliates, officers, directors, shareholders, agents and advisors (including those shareholders who have an advisory relationship with the Company and the directors, officers, and employees of such shareholders) to keep confidential the opinions, advice, analysis and materials furnished to the Company by the Underwriters and their counsel in connection with the Offering;

(r)
promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as the Underwriters may reasonably require from time to time for the purpose of giving effect to this Agreement;

(s)
during the period commencing on the date hereof and until completion of the distribution of any Additional Common Shares, promptly provide to the Underwriters drafts of any press releases of the Company for review by the Underwriters and the Underwriters’ counsel prior to issuance, provided that any such review will be completed in a timely manner;

(t)
forthwith notify the Underwriters of any breach of any covenant of this Agreement, the Compensation Option Agreement or any Ancillary Documents by any party thereto, or upon it becoming aware that any representation or warranty of the Company contained in this Agreement, the Compensation Option Agreement or any Ancillary Document is or has become untrue or inaccurate in any material respect;

(u)	use the net proceeds of the Offering substantially in the manner set out in the Final Prospectus under the heading “Use of Proceeds”; and

(v)	Each of the Underwriters covenants and agrees with the Company that it shall:

(i)
fulfill all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by it in connection with the Offering in the Qualifying Jurisdictions and in the United States;

(ii)
upon being satisfied, acting reasonably, that each of the Prospectuses and any amendments thereto is in a form satisfactory for filing with the Commissions, execute each of the Prospectuses and any amendments thereto, as the case may be, presented to the Underwriters for execution, and the Underwriters will use their commercially reasonable efforts to assist the Company in obtaining the requisite approvals of the Regulatory Authorities in connection with the preparation and filing of such documents; and

(iii)
execute all such other documents and materials as may reasonably be required and as are customary in a transaction of this nature, including without limitation the Underwriters Certificate attached as Appendix 1 to Schedule "A" to this Agreement.

7. UNDERWRITERS’ FEES AND EXPENSES

7.1
In consideration of the services to be rendered by the Underwriters to the Company under this Agreement, the Company agrees to pay to the Underwriters, at the time and in the manner specified in this Agreement, the Underwriting Fee and the Compensation Option.

7.2
Whether or not the purchase and sale of the Purchased Shares shall be completed, all costs and expenses of or incidental to the sale and delivery of the Purchased Shares and of or incidental to all matters in connection with the transactions herein shall be borne by the Company, and the Company shall reimburse the Underwriters for any and all expenses reasonably incurred by the Underwriters, including, without limitation and for greater certainty, the “out-of-pocket” expenses of the Underwriters and the fees and disbursements of Underwriters’ legal counsel. However, in the event the Offering is terminated due to the failure of the Company to comply with the terms and conditions of this Agreement, then the Company shall reimburse the Underwriters for any and all expenses reasonably incurred by the Underwriters, including, without limitation and for greater certainty, the “out-of-pocket” expenses of the Underwriters and the reasonable fees and disbursements of the Underwriters’ legal counsel.

7.3
All fees, expenses and other payments under this Agreement shall be paid without giving effect to any withholding or deduction of any tax or similar governmental assessment.  If the Company is required by law to deduct or withhold any amounts with respect to any such tax or assessment or if any such tax or assessment is required to be paid by the Underwriters or any of their affiliates as a result or arising out of this Agreement, the Company shall pay the Underwriters such additional amounts as shall be required so that the net amount received by the Underwriters from the Company after such deduction, withholding or payment shall equal the amounts otherwise payable to the Underwriters under this Agreement. If any Goods and Services Tax, Harmonized Sales Tax, and/or provincial sales taxes or other similar tax is payable with respect to the fees paid or payable to the Underwriters under this engagement, the Underwriters will add the amount of such tax to its invoice and the Company shall pay the Underwriters such tax.

8. UNDERWRITING PERCENTAGES

8.1
The obligations of the Underwriters hereunder, including the obligation to purchase Purchased Shares and if the Over-Allotment Option is exercised, any obligation to purchase Additional Common Shares at the Closing Time shall be several, and not joint, and shall be limited to the percentages of the aggregate percentage of the Purchased Shares and Additional Common Shares set out opposite the name of the Underwriters below:

Canaccord Genuity Corp.	55%
Clarus Securities Inc.	25%
Dundee Securities Corp.	10%
BMO Nesbitt Burns Inc.	5%
CIBC World Markets Inc.	5%
100%

8.2
In the event that any Underwriter shall at the Closing Time fail to purchase its percentage of the Purchased Shares or Additional Common Shares as provided in section 8.1 (a “Defaulting Underwriter”) and the percentage of Purchased Shares or Additional Common Shares that have not been purchased by the Defaulting Underwriter represents 10% or less of the aggregate Purchased Shares or Additional Common Shares, the other Underwriters shall be severally, and not jointly, nor jointly and severally, obligated, to purchase all of the Purchased Shares and Additional Common Shares that the Defaulting Underwriter has failed to purchase; the Underwriters shall purchase such Purchased Shares and Additional Common Shares pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that the percentage of Purchased Shares or Additional Common Shares that have not been purchased by a Defaulting Underwriter represents more than 10% of the aggregate Purchased Shares or Additional Common Shares, the others shall have the right, but shall not be obligated, to purchase all of the percentage of the Purchased Shares and Additional Common Shares which would otherwise have been purchased by the Defaulting Underwriter; the Underwriters exercising such right shall purchase such Purchased Shares and Additional Common Shares, if applicable, pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that such right is not exercised fully, the other Underwriters that are not in default shall not be obligated to purchase any of the Purchased Shares or the Additional Common Shares in respect of which there has been a default and each such Underwriter shall have the right to either (i) terminate their obligations under this Agreement or (ii) proceed with the purchase of its percentage of Purchased Shares or Additional Common Shares as provided in section 8.1 and, in such case, the Company, shall sell such Common Shares or Additional Common Shares to the Underwriters in accordance with the terms of this Agreement. Nothing in this section shall relieve from liability to the Company any Underwriter which shall be so in default.

9. CONDITIONS PRECEDENT

9.1
The following are conditions to the obligations of the Underwriters to complete the transactions contemplated in this Agreement, which conditions may be waived in writing in whole or in part by the Underwriters in their sole discretion:

(a)
all actions required to be taken by or on behalf of the Company, including without limitation the passing of all requisite resolutions of directors of the Company approving the transaction contemplated hereunder, will have been taken so as to approve the Prospectuses and the U.S. Memorandum, to obtain the requisite approval of the Exchanges to the Offering and to the grant of the Compensation Option and the issuance of the Compensation Shares and to validly offer, sell and distribute the Purchased Shares, grant the Over-Allotment Option, distribute the Additional Common Shares and grant the Compensation Option;

(b)
there shall be no requirement under applicable law and no requirement imposed on the Company by the Regulatory Authorities to obtain, nor shall the Company voluntarily seek, shareholder approval of the Offering or of the issuance of the Purchased Shares, Additional Common Shares or Compensation Shares;

(c)
the Company will have made all necessary filings with and obtained all necessary approvals, consents and acceptances of the Regulatory Authorities for the Offering and the Prospectuses, including without limitation a receipt from the Commissions pursuant to NP 11-202 in respect of the Prospectuses, to permit the Company to complete its obligations hereunder;

(d)
the Company will have, within the required time set out hereunder, delivered or caused the delivery of the required Comfort Letter, Legal Opinions, U.S. Legal Opinion, Officer’s Certificate, Title Opinions and other Closing Materials as the Underwriters may reasonably require in form and substance satisfactory to the Underwriters and their counsel, acting reasonably;

(e)
no order ceasing or suspending trading in any securities of the Company, or ceasing or suspending trading by the directors, officers or promoters of the Company, or any one of them, or prohibiting the trade or distribution of any of the securities referred to herein will have been issued and no proceedings for such purpose, to the knowledge of the Company, will be pending or threatened;

(f)
as of the Closing Time, there shall be: no reports or information that in accordance with the requirements of Regulatory Authorities in Canada must be made publicly available in connection with the sale of the Purchased Shares and the Additional Common Shares that have not been made publicly available as required; no contracts, documents or other materials required to be filed with Regulatory Authorities in connection with the Prospectuses that have not been filed as required and delivered to the Underwriters; no contracts, documents or other materials required to be described or referred to in the Prospectuses or the U.S. Memorandum that are not described or referred to as required and delivered to the Underwriters;

(g)
the Underwriters shall have received at the Closing Time a letter from the transfer agent of the Company dated the date of Closing and signed by an authorized officer of such transfer agent confirming the issued and outstanding capital of the Company;

(h)	the Underwriters not having exercised any rights of termination set forth in this Agreement;

(i)
the Underwriters having received at the Closing Time such further certificates, opinions of counsel and other documentation from the Company as the Underwriters or their counsel may reasonably require and as are customary in a transaction of this nature;

(j)
there shall not have occurred since March 31, 2010 and the Closing Time, any adverse material change (actual, anticipated, contemplated or, to the knowledge of the Company, threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects, financial position or capital of the Company;

(k)
the due diligence conducted by the Underwriters shall not have revealed any adverse material change or material fact in respect of the Company not generally known to the public which should have been previously disclosed pursuant to Applicable Securities Laws, and the Underwriters being satisfied, acting reasonably, with the results of their due diligence investigation of the Company prior to the Closing Time;

(l)
the Company will have, as of the Closing Time, complied with all of its covenants and agreements contained in this Agreement, including without limitation all requirements for approval of the Offering and the listing and posting for trading of the Purchased Shares, Additional Common Shares and the Compensation Shares on the Exchanges as required to be provided prior to the Closing Time; and

(m)
the representations and warranties of the Company contained in this Agreement will be true and correct as of the Closing Time in all material respects (except for those representations and warranties which are qualified by materiality which must be true and correct in all respects) as if such representations and warranties had been made as of the Closing Time.

10. CLOSING

10.1
The Company and the Underwriters shall cause the Closing to occur on February 15, 2011 or such other date as may be agreed by the Company and the Underwriters  (the “Closing Date”). The closing of the transactions contemplated under this Agreement (the “Closing”) shall be completed at the offices of McMillan LLP, legal counsel to the Company.

10.2	On the Closing, the Company shall issue and deliver to the Underwriters:

(a)
one or more global certificates (in physical or electronic form as the Lead Underwriters may advise) representing the Purchased Shares in the names and denominations reasonably requested by the Underwriters; provided that separate certificates shall be issued to or in respect of each  U.S. Institutional Accredited Investor, if any, that is purchasing Purchased Shares at the Closing or Additional Common Shares at the Option Closing, registered in the name of such U.S. Institutional Accredited Investor or its nominee or as otherwise directed by the Lead Underwriters;

(b)	the Company shall deliver to the Underwriters such documents set forth in subsection 6.1(k) as the Underwriters may request; and

(c)	the Compensation Option.

10.3
If the Company has satisfied all of its obligations under this Agreement that are required to be satisfied before or at the Closing Time, on the Closing the Underwriters shall pay to the Company by wire transfer the aggregate gross proceeds of the sale of the Purchased Shares, less (i) the Underwriting Fee and, (ii) if so desired by the Lead Underwriters, any costs and expenses owing to the Underwriters pursuant to section 7.2.

11. OPTION CLOSING

11.1
In the event the Over-Allotment Option is exercised, at the Option Closing, subject to the terms and conditions contained in this Agreement, the Company shall issue and deliver to the Underwriters in such locations that the Lead Underwriters advise the Company the certificates (in physical or electronic form as the Lead Underwriters may advise in the notice) representing the Additional Common Shares to be issued at the Option Closing in the names and denominations reasonably requested by the Underwriters.

11.2
The Option Closing shall occur not more than three business days after the date that the notice of exercise of the Over-Allotment Option has been given in accordance with the terms of the Over-Allotment Option.

11.3	At the Option Closing, the Company shall deliver to the Underwriters:

(a)	such documents set forth in subsection 6.1(k) except paragraph (i), (vi) and (vii), as the Underwriters may request; and

(b)	the Compensation Option.

11.4
If the Company has satisfied all of its obligations under this Agreement, on the Over-Allotment Closing Date the Underwriters shall pay to the Company by wire transfer the gross proceeds of the sale of the Additional Common Shares, less (i) the Underwriting Fee and (ii) if so desired by Lead Underwriters, any costs and expenses owing to the Underwriters pursuant to section 7.2.

11.5
The Company and Underwriters agree that the Over-Allotment Option Closing Date may occur on the same date as the Closing Date, subject to the Company’s prior receipt of the notice in accordance with the Over-Allotment Option.

12. INDEMNITY

12.1
The Company shall protect, hold harmless and indemnify each of the Underwriters and their respective affiliates and their respective directors, officers, partners, employees, advisors and agents (as applicable) (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from and against all losses, claims, damages, liabilities, costs and expenses, including, without limitation, all amounts paid to settle actions or satisfy judgments or awards and all reasonable legal fees and expenses incurred by any Indemnified Party in connection with investigating or defending any of the foregoing on a solicitor and own client basis (collectively, a “Claim”) caused by or arising directly or indirectly by reason of:

(a)
any information or statement (except any information or statement relating solely to the Underwriters, or any of them, provided by the Underwriters to the Company in writing expressly for inclusion in the Prospectuses or the U.S. Memorandum) contained in any of the Prospectuses or the U.S. Memorandum being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any information;

(b)
any breach by the Company of, or default under, any representation, covenant or agreement of the Company in this Agreement or any other document delivered pursuant to this Agreement or under Applicable Securities Laws or the failure by the Company to comply with its obligation under the Underwriting Agreement or Applicable Securities Laws;

(c)
the Company not complying prior to the completion of the distribution of the Purchased Shares or the Additional Common Shares with any requirement of any Applicable Securities Laws or other applicable securities legislation of any jurisdiction;

(d)
any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority or stock exchange (including the Exchanges) or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating to the Underwriters, or any of them, provided by the Underwriters to the Company in writing expressly for inclusion in the Prospectuses or the U.S. Memorandum) contained in any of the Prospectuses or the U.S. Memorandum, which operates to prevent or restrict the trading in or the sale or distribution of the Purchased Shares or the Additional Common Shares;

and shall reimburse the Indemnified Parties for all reasonable costs, charges and expenses, as incurred, which any of them may pay or incur in connection with investigating or disputing any Claim or action related thereto including the fees and expenses of legal counsel on a solicitor and own client basis and including reimbursement paid to the Underwriters for the time spent by the Indemnified Parties in connection with any Claim payable at the normal per diem rates of such Indemnified Parties.

This indemnity shall be in addition to any liability that the Company may otherwise have.

The Company agrees that, in any event, no Indemnified Party shall have any liability (either direct or indirect, in contract or tort or otherwise) to the Company, or any person asserting claims on their behalf or  in connection with this Agreement, except to the extent that, if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made determines that a Claim resulted from the gross negligence or willful misconduct of the Indemnified Party claiming the indemnity, such Indemnified Party shall promptly reimburse to the Company any funds advanced to the Indemnified Party in respect of such Claim and the indemnity provided for in this section 12 shall cease to apply to such Indemnified Party in respect of such Claim.  For greater certainty, the Company and the Underwriters agree that they do not intend that any failure of the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Prospectuses contained no misrepresentation shall constitute “gross negligence” or “willful misconduct” for the purposes of this section 12 or otherwise disentitle the Underwriters from indemnification hereunder.

12.2
If any Claim contemplated by this section 12 is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this section 12 comes to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify in writing the Company as soon as reasonably practicable, of the nature of the Claim (provided that any failure or delay to so notify in respect of any potential Claim shall not affect the liability of the Company under this section 12, except to the extent that such failure or delay significantly prejudices the defense of the proceedings or significantly increases the liability which the Company would otherwise have hereunder). The Company shall, subject to the following, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce the Claim; provided that the defence shall be through legal counsel selected by the Company and acceptable to the Indemnified Party, acting reasonably, and no admission of liability or settlement of the Claim shall be made by the Company without the prior written consent of the Indemnified Party. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in its defence but the fees and expenses of that counsel shall be at the expense of the Indemnified Parties unless:

(a)	the Company fails to assume the defence of the suit on behalf of the Indemnified Party within ten days of receiving notice of the suit;

(b)	the employment of that counsel has been authorized in writing by the Company; or

(c)
the named parties to the suit (including any added or third parties) including the Company and the Indemnified Party have been advised in writing by outside counsel that representation of the Indemnified Party by counsel for the Company is inappropriate as a result of the potential or actual conflicting interests of those represented.

In each of the cases set out in subsections 12.2(a), (b) or (c), the Company shall not have the right to assume the defence of the suit on behalf of the Indemnified Party, but the Company shall be liable to pay the reasonable fees and expenses of separate counsel for all Indemnified Parties; provided that no Indemnified Party shall be entitled to have more than one law firm in any jurisdiction on a solicitor and own client basis.

12.3	The Company shall not be liable under this section 12 for any settlement of any claim or action effected without its prior written consent, which consent shall not be unreasonably withheld.

12.4
The Company hereby acknowledges and agrees that, with respect to this section 12, the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents and their respective affiliates’ directors, officers, employees, partners, shareholders, advisers and agents (collectively, the “Beneficiaries”). In this regard, each of the Underwriters shall act as trustee for the Beneficiaries of the covenants of the Company under this section 12 with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

12.5
In order to provide for just and equitable contribution in circumstances in which the indemnity provided in this section 12 would otherwise be available in accordance with its terms but is, for any reason not attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by an Indemnified Party or is insufficient to hold the Indemnified Party harmless, the Company shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(a)
in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand (being the proceeds of the Offering net of the Underwriting Fee but before deducting expenses) and the Underwriters (being the Underwriting Fee) on the other from the offering of the Purchased Shares and the Additional Common Shares, if any; or

(b)
if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault of the Company on the one hand and the Underwriters on the other hand in connection with the matters or things referred to in which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations, provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee or any portion thereof actually received.

The relative fault of the Company on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the matters or things referred to in this section 12 which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Company or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to this section 12. The amount paid or payable by an Indemnified Party as a result of the liabilities, claims, demands, losses, costs, damages and expenses referred to above shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such liabilities, claims, demands, losses, costs, damages and expenses, whether or not resulting in an action, suit, proceeding or claim.

The parties agree that it would not be just and equitable if contribution pursuant to this section were determined by any method of allocation which does not take into account the equitable considerations referred to in this section.

13. TERMINATION OF AGREEMENT

13.1
Except as otherwise provided herein, all terms and conditions set out herein shall be construed as conditions and any breach or failure by the Company to comply with any such conditions in favour of the Underwriters shall entitle any of the Underwriters to terminate in accordance with section 13.2 its obligation to purchase the Purchased Shares and any Additional Common Shares by written notice to that effect given to the Company prior to the Closing Time on the Closing Date or Option Closing (as applicable). The Company shall use its best efforts to cause all conditions in this Agreement to be satisfied. It is understood each Underwriter may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to its rights in respect of any subsequent breach or non-compliance, provided that to be binding on an Underwriter, any such waiver or extension must be in writing and signed by the Underwriter.

13.2
In addition to any other remedies which may be available to the Underwriters, each of the Underwriters shall have the right to terminate its obligations under this Agreement including its obligation to purchase Purchased Shares and any Additional Common Shares upon delivery of written notice to the Company at any time up to the Closing of the Offering:

(a)
if there shall have occurred any material change or change in any material fact, or there shall be discovered any previously undisclosed material change or material fact in relation to the Company which was required to be disclosed in the Offering Documents, or otherwise that could in the opinion of the Underwriters (or any of them) be expected to result in an adverse material change in relation to the Company and have a significant adverse effect on the market price or value of the common shares of the Company; or

(b)
if any enquiry, action, suit, investigation or other proceeding, whether formal or informal, is commenced, announced or threatened or any order is made by any regulatory authority, stock exchange or any other federal, provincial or other governmental body having jurisdiction or authority over the Company or any of its material assets or operations, which, in the opinion of the Underwriters (or any of them), acting reasonably, operates to prevent or restrict materially the distribution or trading of the Purchased Shares or which, in the opinion of the Underwriters (or any of them), might reasonably be expected to have a material adverse effect; or

(c)
if there should develop, occur or come into effect or existence any event, action, state, condition, or major occurrence of national or international consequence (including any natural catastrophe, act of war, terrorism or similar event) or any governmental action, or change of any applicable law or regulation (or any judicial interpretation thereof) which, in the opinion of the Underwriters (or any of them), acting reasonably, materially adversely affects or involves, or will materially adversely affect or involve, the financial markets (including the commodity markets) or the business, operations or affairs of the Company and its subsidiaries, taken as a whole; or

(d)	if the Company is in breach of any term, condition or covenant of this Agreement or any representation or warranty given by the Company in this Agreement is or becomes false.

13.3
The Underwriters shall make reasonable best efforts to give notice to the Company (in writing or by other means) of the occurrence of any of the events referred to in section 13.2 provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Underwriters to exercise their rights under section 13.2 at any time prior to or at the Closing Time on the Closing Date or the Over-Allotment Closing Date (as the case may be).

13.4
The rights of termination contained in this section 13 as may be exercised by any Underwriters giving written notice thereof to the Company and the Lead Underwriters at any time prior to the Closing Time and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise.

13.5
If the obligations of an Underwriter are terminated under this Agreement pursuant to these termination rights, the Company’s liabilities to the Underwriter shall be limited to the Company’s obligations under subsection 6.1(p), section 7, section 12 and section 13.

14. GENERAL

14.1	Any notice to be given hereunder shall be in writing and may be given by facsimile or by hand delivery and shall, in the case of notice to the Company, be addressed and faxed or delivered to:

Keegan Resources Inc.
Suite 600, 1199 West Hastings Street
Vancouver, BC  V6E 3T5
Attention:                      Shawn Wallace
Fax No.:                                604-683-8194

with a copy to:

McMillan LLP
Royal Centre, 1055 West Georgia Street
Suite 1500, PO Box 11117
Vancouver, BC V6E 4N7

Attention:                      Bernard Zinkhofer
Fax No.:                                604-893-2395

and in the case of the Underwriters, be addressed and faxed or delivered to each of:

Canaccord Genuity Corp.
Bentall 5, Box 55
1718 – 550 Burrard Street
Vancouver, BC  V6C 2B5

Attention:                      Gunnar Eggertson
Fax No.:                                604-331-1446

Clarus Securities Inc.
Exchange Tower
130 King St West, Suite 3640
Toronto, ON  M5X 1A9

Attention:                      Brett Whalen
Fax No.:                                416-343-2798

Dundee Securities Corp.
3424 – 1055 Dunsmuir Street
Vancouver, BC  V7X 1K8

Attention:                      Olav Langelaar
Fax No.:                                604-647-0358

BMO Nesbitt Burns Inc.
885 West Georgia Street, Suite 1800
Vancouver, BC  V6C 3E8

Attention:                      Carter Hohmann
Fax No.:                                604-443-1408

CIBC World Markets Inc.
400 Burrard Street, 12th Floor
Vancouver, BC  V6C 3A6

Attention:                      Sam Lee
Fax No.:                                604-891-6330

with a copy to:

Blake, Cassels & Graydon LLP
595 Burrard Street
Suite 2600, Three Bentall Centre
Vancouver BC  V7X 1L3
Attention:                      Kathleen Keilty
Fax No.:                                604-631-3309

The Company and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

14.2	Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement.

14.3
The forbearance or failure of one of the parties hereto to insist upon strict compliance by the other with any provision of this Agreement, whether continuing or not, shall not be construed as a waiver of any rights or privileges hereunder. No waiver of any right or privilege of a party arising from any default or failure hereunder of performance by the other shall affect such party’s rights or privileges in the event of a further default or failure of performance.

14.4
This Agreement constitutes the entire agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein and this Agreement supersedes any previous agreements, arrangements or understandings among the parties, including the “bought deal” offering letter dated January 17, 2011.

14.5	The headings in this Agreement are for reference only and do not constitute terms of the Agreement.

14.6
Except as expressly provided for in this Agreement, all warranties, representations, covenants and agreements of the Company herein contained, or contained in, documents submitted or required to be submitted pursuant to this Agreement, shall survive the purchase by the Underwriters of the Purchased Shares and any Additional Common Shares and shall continue in full force and effect, regardless of the closing of the sale of the Purchased Shares and any Additional Common Shares and regardless of any investigation which may be carried on by the Underwriters, or on their behalf, subject only to the applicable limitation period prescribed by law.  For greater certainty, the provisions contained in this Agreement in any way related to the indemnification or the contribution obligations, including those provided for in section 12, shall survive and continue in full force and effect, subject only to the applicable limitation period prescribed by law.

14.7
The Company hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Purchased Shares contemplated hereby. The Company further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Company, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Purchased Shares, either before or after the date hereof.  The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect.  The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Company regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Purchased Shares, do not constitute advice or recommendations to the Company.  The Company and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of the Company and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favour of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Company on other matters).  The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Company in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

14.8
The Lead Underwriters are hereby authorized by each of the other Underwriters to act on its behalf and the Company shall be entitled to and shall act on any notice, waiver or extension given hereunder by the Lead Underwriters or agreement entered into by or on behalf of the Underwriters by the Lead Underwriters, which represents and warrants that it has irrevocable authority to bind the Underwriters with respect to all matters contained herein, except in respect of any waiver of a condition of closing contained in section 9, which waiver must be signed by all the Underwriters; any extension of any time requirement contained herein, which extension must be signed by all the Underwriters; any  consent to a settlement pursuant to section 12, which consent shall be given by the Indemnified Party; a notice of termination pursuant to section 13, which notice may be given by any of the Underwriters exercising such right; or any waiver pursuant to section 13.1, which waiver must be signed by all the Underwriters. The Lead Underwriters shall, where practicable, consult with the other Underwriters concerning any matter in respect of which they act as representatives of the Underwriters.

14.9
No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by the parties directly affected by such alteration, amendment, modification or interpretation.

14.10
The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Closing Date, reasonably require in order to carry out the full intent and meaning of this Agreement.

14.11	This Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

14.12	This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of British Columbia and the Canadian federal laws applicable therein.

14.13	The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

14.14
The parties may sign this Agreement as many counterparts as may be deemed necessary and may be delivered by facsimile, all of which so signed and delivered shall be deemed to be an original and together shall constitute one and the same instrument.

14.15
The Underwriters hereby acknowledge that they have consented that this Agreement and all documents evidencing or relating in any way to the purchase be drawn up in the English language only.  Nous reconnaissons par les présentes avoir consenti que tous les documents faisant foi ou se rapportant de quelque manière à notre achat soient rédigés en anglais seulement.

[THIS SPACE IS INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying counterparts of this letter and return same to the Underwriters whereupon this letter as so accepted shall constitute an agreement between the Company and the Underwriters enforceable in accordance with its terms.

Yours truly,

CANACCORD GENUITY CORP.

By:       signed “Gunnar Eggertson”
Name:        Gunnar Eggertson
Title:          Managing Director

CLARUS SECURITIES INC.

By:       signed “Brett Whalen”
Name:        Brett Whalen
Title:          Director

DUNDEE SECURITIES CORP.

By:       signed “Olav Langelaar”
Name:        Olav Langelaar
Title:          Director, Investment Banking

BMO NESBITT BURNS INC.

By:       signed “Carter Hohmann”
Name:        Carter Hohmann
Title:          Director

CIBC WORLD MARKETS INC.

By:       signed “Sam Lee”
Name:        Sam Lee
Title:          Executive Director

The foregoing is accepted and agreed to on January 24, 2011, effective as of the date appearing on the first page of this Agreement.

KEEGAN RESOURCES INC.

By:       signed “Shawn Wallace”
Name:        Shawn Wallace
Title:          Chairman

SCHEDULE “A”

UNITED STATES OFFERS AND SALES

This is Schedule “A” to the Underwriting Agreement dated as of January 24, 2011 between Keegan Resources Inc. and Canaccord Genuity Corp., Clarus Securities Inc., Dundee Securities Corp., CIBC World Markets Inc. and BMO Nesbitt Burns Inc.

As used in this Schedule “A”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

(a)
"Directed Selling Efforts" means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S.  Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Purchased Shares or Additional Common Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the Offering;

(b)
“Distribution Compliance Period” means the 40 day period that begins on the later of (i) the date the Purchased Shares are first offered to persons other than distributors in reliance on Regulation S or (ii) the Closing Date; provided that, all offers and sales by a distributor of an unsold allotment or subscription shall be deemed to be made during the Distribution Compliance Period;

(c)	“Foreign Issuer” means “foreign issuer” as that term is described in Rule 902(e) of Regulation S;

(d)	“Offshore Transaction” means “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

(e)	"Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

(f)	“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(g)	“SEC” means the United States Securities and Exchange Commission; and

(h)	"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Purchased Shares and Additional Common Shares have not been and will not be registered under the U.S. Securities Act or any securities law of the states of the United States.  Each Underwriter represents, warrants and covenants to the Company that:

1.
It has not offered and sold, and will not offer or sell, any Purchased Shares or Additional Common Shares as part of its initial distribution, except (i) outside the United States to non-U.S. Persons in an Offshore Transaction in accordance with Rule 903 of Regulation S or (ii) in the United States or to, or for the account or benefit of, U.S. Persons, as provided in paragraphs 2 through 14, below.  Accordingly, neither the Underwriter, any of its affiliates nor any person acting on its or their behalf has made or will make (except as permitted in paragraphs 2 through 14 below) (i) any offer to sell or any solicitation of an offer to buy any Purchased Shares or Additional Common Shares to any person within the United States or to, or for the account or benefit of, U.S. Persons, or (ii) any sale of Purchased Shares or Additional Common Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and was not a U.S. Person, or such Underwriter, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States and was not a U.S. Person.

2.
Neither it, any of its affiliates nor any person acting on its or their behalf has made or will make any Directed Selling Efforts in the United States or to, or for the account or benefit of, U.S. Persons, with respect to the Purchased Shares or Additional Common Shares.

3.
It agrees that, at or prior to confirmation of the sale of the Purchased Shares or Additional Common Shares, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Purchased Shares or Additional Common Shares from it during the Distribution Compliance Period a confirmation or notice to substantially the following effect:

“The securities covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and closing date, except in either case in accordance with Regulation S under the U.S. Securities Act.  Terms used herein have the meanings given to them in Regulation S.”

In addition, prior to the expiration of the Distribution Compliance Period, all subsequent offers and sales of the Purchased Shares or Additional Common Shares by such Underwriter shall be made only in accordance with the provision of Rule 903 or 904 of Regulation S; pursuant to a registration of the Purchased Shares or Additional Common Shares under the U.S. Securities Act; or pursuant to an available exemption from the registration requirements of the U.S. Securities Act.

Such Underwriter agrees to obtain substantially identical undertakings from each member of any banking and selling group formed in connection with the distribution of the Purchased Shares or Additional Common Shares contemplated hereby and to comply with the offering restriction requirements of Regulation S.

4.
It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Purchased Shares or Additional Common Shares, except with its affiliates, any selling group members or with the prior written consent of the Company.  It shall require each selling group member to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such selling group member.

5.
All offers and sales of Purchased Shares or Additional Common Shares in the United States or to, or for the account or benefit of, U.S. Persons, by it shall be made through the Underwriter's U.S. Affiliate, being duly registered as a broker-dealer pursuant to section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempt) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc. (or otherwise pursuant to Rule 15a-6 under the U.S. Exchange Act), and in compliance with all applicable federal and state U.S. broker-dealer requirements.

6.
Offers and sales of Purchased Shares or Additional Common Shares in the United States or to, or for the account or benefit of, U.S. Persons, shall not be made by it (i) by any form of general solicitation or general advertising (as those terms are used in Rule 502(c) of Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media or on the internet or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or (ii) in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

7.
Any offer, sale or solicitation of an offer to buy Purchased Shares or Additional Common Shares that has been made or will be made in the United States or to, or for the account or benefit of, U.S. Persons, by it, its affiliates or any person acting on behalf of either was or will be made only to U.S. Institutional Accredited Investors (or persons that the Underwriter, its affiliates, or any person acting on behalf of either reasonably believes are U.S. Institutional Accredited Investors) in transactions that are, assuming the accuracy of the representations, warranties and covenants given by the Company and each other Underwriter, exempt from registration under the U.S. Securities Act and applicable state securities laws.  All sales of Purchased Shares or Additional Common Shares in the United States or to, or for the account or benefit of, U.S. Persons, will be made to Substituted Purchasers by the Company.

8.
It, acting through its U.S. Affiliate, may offer the Purchased Shares or Additional Common Shares in the United States or to, or for the account or benefit of, U.S. Persons, only to offerees with respect to which it has a pre-existing relationship and has reasonable grounds to believe are U.S. Institutional Accredited Investors.

9.
It will deliver, prior to the purchase, a copy of the U.S. Memorandum to each person in the United States that is being offered Purchased Shares or Additional Common Shares, each U.S. Person purchasing Purchased Shares or Additional Common Shares and each person purchasing Purchased Shares or Additional Common Shares for the account or benefit of a U.S. Person.

10.
Prior to completion of any sale of Purchased Shares or Additional Common Shares in the United States or to, or for the account or benefit of, U.S. Persons, each U.S. purchaser thereof will be required to execute a Subscription Agreement in the form attached to the U.S. Memorandum.

11.
At least one business day prior to the Closing Time, it will provide the Company and the Company’s transfer agent with a list of all purchasers of the Purchased Shares or Additional Common Shares in the United States, that are U.S. Persons or that are purchasing for the account or benefit of U.S. Persons.

12.
It and its U.S. Affiliates acknowledge that until 40 days after the commencement of the Offering, an offer or sale of Purchased Shares or Additional Common Shares within the United States or to, or for the account or benefit of, U.S. Persons, by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the U.S. Securities Act.

13.
It acknowledges and agrees that it is not a person within the United States, the Compensation Options were not offered to it in the United States and the Underwriting Agreement to which this Schedule is annexed has not been signed in the United States. Neither it, any of its affiliates nor any person acting on its or their behalf has taken or will take any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Purchased Shares or Additional Common Shares.

14.
At Closing, it, together with its U.S. Affiliate offering Purchased Shares or Additional Common Shares, as applicable, in the United States or to, or for the account or benefit of, U.S. Persons, will provide a certificate, substantially in the form of Appendix I to this Schedule, relating to the manner of the offer and sale of the Purchased Shares or Additional Common Shares in the United States or to, or for the account or benefit of, U.S. Persons, or will be deemed to have represented that neither it nor its U.S. Affiliate offered or sold Purchased Shares or Additional Common Shares, as applicable, in the United States or to, or for the account or benefit of, U.S. Persons.

Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees that:

1.           The Company is a Foreign Issuer and a “reporting issuer” within the meaning of Regulation S.

2.
The Company is not, and as a result of the sale of the Purchased Shares or Additional Common Shares contemplated hereby will not be registered or required to be registered as an "investment company" as defined in the United States Investment Company Act of 1940, as amended.

3
Except with respect to offers and sales to U.S. Institutional Accredited Investors who are in the United States, neither the Company nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, their respective affiliates or any person acting on their behalf, in respect of which no representation has been made), has made or will make:  (A) any offer to sell, or any solicitation of an offer to buy, any Purchased Shares or Additional Common Shares to any U.S. Person or a person in the United States; or (B) any sale of Purchased Shares or Additional Common Shares unless, at the time the buy order was or will have been originated, the purchaser is not a U.S. Person and is (i) outside the United States or (ii) the Company, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States.

4.
During the period in which the Purchased Shares or Additional Common Shares are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf  (other than the Underwriters, their respective affiliates or any person acting on their behalf, in respect of which no representation has been made) (i) has made or will make any Directed Selling Efforts in the United States, or (ii) has engaged in or will engage in any form of general solicitation or general advertising (as those terms are used in Rule 502(c) of Regulation D) with respect to offers or sales of the Purchased Shares or Additional Common Shares in the United States or to, or for the account or benefit of, U.S. Persons, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

5.
All sales of Purchased Shares or Additional Common Shares in the United States or to, or for the account or benefit of, U.S. Persons, will be made to Substituted Purchasers by the Company.  Except with respect to the offer and sale of the Purchased Shares or Additional Common Shares offered hereby, the Company has not, for a period of six months prior to the date hereof sold, offered for sale or solicited any offer to buy any of its securities in the United States or to, or for the account or benefit of, U.S. Persons.

6.
None of the Company, any of its affiliates or any person acting on any of their behalf (other than the Underwriters, their respective affiliates or any person acting on their behalf, in respect of which no representation has been made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of Purchased Shares or Additional Common Shares.

7.
The Company shall cause a Form D to be filed with the SEC within 15 days of the first sale of Purchased Shares or Additional Common Shares within the United States or to, or for the account or benefit of, U.S. Persons, in reliance upon Regulation D and shall make such other filings as shall be required by applicable securities laws of the states of the United States as shall be required to secure an exemption from registration under such state securities laws in respect of the sale of Purchased Shares or Additional Common Shares, as applicable, in such states.

8.
Neither the Company nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily, or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

APPENDIX I

TO SCHEDULE “A”

UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States or to, or for the account or benefit of, U.S. Persons, of common shares (the “Common Shares”) of Keegan Resources Inc. (the “Company”) pursuant to the Underwriting Agreement dated as of January 24, 2011 between the Company and the Underwriters named therein (the “Underwriting Agreement”), the undersigned does hereby certify as follows:

(i)
on the date hereof and on the date of each offer or sale of Common Shares, each of our U.S. registered broker-dealer affiliates (“U.S. Affiliates”) who offered or sold Common Shares in the United States or to, or for the account or benefit of, U.S. Persons, is and was (i) a duly registered broker or dealer with the United States Securities and Exchange Commission and (ii) a member of and in good standing with the Financial Industry Regulatory Authority, Inc.;

(ii)	each offeree of Common Shares in the United States or who is a U.S. Person was provided with a copy of the U.S. Memorandum, including the Final Prospectus;

(iii)
immediately prior to transmitting the U.S. Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was an institutional "accredited investor" that satisfied one or more of the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D (a "U.S. Institutional Accredited Investor") under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and, on the date hereof, we continue to believe that each person in the United States or U.S. Person purchasing Common Shares is a U.S. Institutional Accredited Investor;

(iv)
no form of general solicitation or general advertising (as those terms are used in Rule 502(c) of Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Common Shares in the United States or to, or for the account or benefit of, U.S. Persons;

(v)
the offering of the Common Shares in the United States or to, or for the account or benefit of, U.S. Persons, has been conducted by us through our U.S. Affiliates in accordance with the terms of the Underwriting Agreement;

(vi)
prior to any sale of Common Shares in the United States or to, or for the account or benefit of, U.S. Persons, we caused each U.S. purchaser to execute a Subscription Agreement in the form included in the U.S. Memorandum; and

(vii)
all offers of the Common Shares made by us in the United States or to, or for the account or benefit of, U.S. Persons, were made in compliance with all applicable U.S. federal and state broker-dealer requirements.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this ______ day of _______________, 2011.

CANACCORD GENUITY CORP.	CANACCORD GENUITY INC.

By:	By:
Name:_________________________________	Name:_________________________________
Title:	Title:

SCHEDULE “B”

OUTSTANDING OPTIONS
(Subsection 5.1(f))

	Number outstanding at		Number exercisable at
Exercise price	February 16, 2011	Expiry date	February 16, 2011

$2.44	305,00	November 10, 2011	305,000
$3.60	25,000	October 17, 2012	25,000
$4.20	440,000	February 5, 2013	440,000
$1.12	12,500	January 15, 2014	12,500
$3.31	120,000	June 2, 2014	120,000
$3.10	225,000	July 2, 2014	225,000
$3.10	75,000	July 17, 2014	75,000
$4.01	416,250	October 6, 2014	355,625
$6.50	220,000	December 14, 2014	165,000
$6.19	1,505,000	May 26, 2015	692,500
$7.83	115,000	October 20, 2015	43,125
$9.00	225,000	November 30, 2015	56,250
	3,683,750		2,515,000

SCHEDULE “C”

MATTERS IN RESPECT OF WHICH COMPANY’S COUNSEL SHALL DELIVER OPINIONS PURSUANT TO SUBSECTION 6.1(k)(ii)

(a)
the Company is a “reporting issuer”, or its equivalent, in each of the Qualifying Jurisdictions and it is not listed as in default of any requirement of the Applicable Securities Laws in any of the Qualifying Jurisdictions;

(b)	the Company is a corporation duly incorporated and validly existing and is in good standing under the laws of the jurisdiction in which it was incorporated;

(c)
the Company has all requisite corporate power and capacity to carry on its business as now conducted as described in the Final Prospectus and to own, lease and operate its property and assets and the Company has the requisite corporate power and capacity to execute and deliver this Agreement and to carry out the transactions contemplated hereby;

(d)	the authorized and issued capital of the Company;

(e)
the rights, privileges, restrictions and conditions attaching to the Purchased Shares and Additional Common Shares, Compensation Shares are accurately summarized in all material respects in the Prospectuses;

(f)
all necessary corporate action having been taken by Company to authorize the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder and to authorize the issuance, sale and delivery of the Purchased Shares, Additional Common Shares and Compensation Shares and the grant of the Over-Allotment Option and the Compensation Option;

(g)
the Purchased Shares have been validly created and issued as fully-paid and non-assessable common shares in the capital of the Company and upon full payment therefor and the issue thereof, the Additional Common Shares and the Compensation Shares will have been validly issued as fully paid and non-assessable common shares in the capital of the Company;

(h)	the Additional Common Shares and Compensation Shares have been duly created, allotted and reserved for issuance by the Company;

(i)
the form and terms of the definitive certificate representing the common shares have been approved by the directors of the Company and comply in all material respects with the Business Corporations Act (British Columbia), the notice of articles and articles of the Company and the rules, policies and by-laws of the TSX;

(j)
the Company has all necessary corporate power and capacity: (i) to execute and deliver this Agreement and perform its obligations under this Agreement; (ii) to issue and sell the Purchased Shares, Additional Common Shares and the Compensation Shares and (iii) to grant the Over-Allotment Option and the Compensation Option;

(k)
to such counsel’s knowledge, no order having the effect of ceasing or suspending the distribution of the common shares of the Company or the trading in common shares of the Company has been issued by any securities regulatory authority in the Qualifying Jurisdictions and no proceedings for that purpose have been instituted or are pending or contemplated;

(l)
all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material and the filing thereof with the Commissions;

(m)
each of this Agreement and the Compensation Option Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

(n)
the execution and delivery of this Agreement and the Compensation Option Agreement, the fulfillment of the terms thereof by the Company and the offering, issuance, sale and delivery of the Purchased Shares, Additional Common Shares and Compensation Shares, the grant of the Over-Allotment Option and the Compensation Option do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of the articles or notice of articles of the Company, any resolutions of the shareholders or directors (or any committee thereof) of the Company or any applicable laws of the Province of British Columbia or federal laws of Canada applicable therein;

(o)	to such counsel’s knowledge, the Company is not in violation of its notice of articles and articles of incorporation;

(p)	Computershare Investor Services Inc. is the duly appointed registrar and transfer agent for the common shares of the Company;

(q)
all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each Qualifying Jurisdiction to qualify the distribution of the Purchased Shares, the Over-Allotment Option, the Compensation Option and the Additional Common Shares in each of the Qualifying Jurisdictions through persons who are registered under Applicable Securities Laws and who have complied with the relevant provisions of such applicable laws;

(r)
the issuance of the Compensation Shares upon due exercise of the Compensation Option in accordance with terms of the Compensation Option Agreement is exempt from prospectus requirement of applicable securities laws and no documents are required to be filed, no proceedings taken and no approvals, permits, consents, order or authorizations obtained pursuant to the Applicable Securities Laws to permit the issuance of the Compensation Shares to the Underwriters;

(s)	subject only to the Standard Listing Conditions, the Purchased Shares, Additional Common Shares and Compensation Shares have been conditionally listed or approved for listing on the TSX; and

(t)	as to the accuracy of the statements under the headings “Eligibility For Investment” and “[●]” in the Prospectuses.

SCHEDULE “D”

LIST OF PROPERTY RIGHTS
(Subsection 5.1(k))

1.           Asumura Concession

•
The Asumura Prospecting Licence was originally granted to Zaknet for a period of 2 years effective 13 January 2006. This expired and a renewal has been granted to KRGL for a further 12 month period from 10th June 2010 until 9th June 2011. The licence is currently valid and in good standing.

•	The Company entered into an agreement dated 23 May 2007 with Zaknet for the assignment of the Asumura Concession. The Agreement was approved by the Minister of Lands, Forestry and Mines.

2.           Fosukrom Concession

•
The Fosukrom Prospecting Licence was granted on 13 January 2006 to Zaknet for a period of two (2) years. It expired in 2008 but has been extended for a period of 12 months beginning 30th July 2010 until 29th July 2011. The licence is currently valid and in good standing.

•	KRGL entered into an agreement dated 23 May 2007 with Zaknet for the assignment of the Fosukrom Concession. The Agreement was approved by the Minister of Lands, Forestry and Mines.

3.           Esaase Concession

•
The Esaase Mining Lease was granted on 4 September 1990 and registered as No. LVB3969A/90 to Bonte Gold Mines Limited to conduct mining operations at Esaase in the Ashanti Region of Ghana. The lease was for a period of 30 years.

•
In March 2004, the High Court placed Bonte Gold Mines into official liquidation on the application of its majority shareholder, pursuant to section 7 of the Bodies Corporate (Official Liquidation) Act 1963.

•	Sametro offered to acquire the unexpired residue of the mining lease from the Official Liquidator.

•	On 4th July 2005, Sametro was assigned the unexpired residue of the mining lease.

•	Sametro, on 26 May 2006, assigned the residue of the mining lease to KRGL with the consent of the Minister for Lands, Forestry and Mines.

4.           Jeni River Concession

•
The Government of the Republic of Ghana (the “Government”) granted a thirty year mining lease in March 1990 and which was registered as No. LVB 1557G/90 (the mining lease) to Jeni River Development Company to conduct mining operations within the Jeni River lease area.

•	Akrokeri-Ashanti Gold Mines Inc. a Canadian registered company was the majority shareholder in Jeni River Development Company.

•	Akrokeri-Ashanti applied to the official liquidator for voluntary liquidation of one of its companies, Bonte Gold Mines Limited on 25 March 2004. The Jeni

•	River Mining Lease was abandoned by Jeni River Development Company and effectively by Akrokeri.

•	Pursuant to section 7 of the Bodies Corporate (Official Liquidation) Act, 1963 (Act 180), the Registrar of Companies was appointed Official Liquidator for the orderly winding up of Bonte Gold Mines.

•
KRGL offered to acquire the unexpired residue of the mining lease from the Official Liquidator. The Official Liquidator, with the necessary consents assigned the concession to KRGL by agreement dated 19th February 2008.

•	The original lease was for a period of thirty years and is valid for another ten years.

5.           Mepom Concession

•
The Mepom Prospecting Licence was originally granted to Mepom Mining Company for a period of 2 years effective 6 January 2009. The licence has expired and Keegan has applied to the Minerals Commission for a renewal.

•	The Company entered into an agreement dated 17th December 2009 with Mepom for the assignment of the Concession. The Agreement was approved by the Minister of Lands, Forestry and Mines.

6.           Mpatuom Prospecting Licence

•
The Mpatuom Prospecting Licence was granted to KRGL for a period of 2 years effective 30 November 2009. The licence is due to expire 29 November 2011 and is therefore currently valid and in good standing.

7.           Dawohodo-Esaase Prospecting Licence

•
The Dawohodo-Esaase Prospecting Licence was originally granted to Dawohodo Manufacturing and Marketing Limited for a period of 2 years effective 22 November 2002. This expired and the current renewal is valid till March 8 2011. The licence is currently valid and in good standing.

•	KRGL entered into an agreement dated 17 November 2010 with Dawohodo for the assignment of the Dawohodo-Esaase Concession. The Agreement was approved by the Minister of Lands, Forestry and Mines.

SCHEDULE “E”

FORM OF COMPENSATION OPTION AGREEMENT

UNDERWRITERS’ COMPENSATION OPTION CERTIFICATE
Void after 5:00 p.m. (Vancouver time) on the Expiry Date.

KEEGAN RESOURCES INC.

Underwriters’ Compensation Option to Subscribe for Shares

Certificate No.: •	February [15], 2011

1.
THIS IS TO CERTIFY THAT, for value received, [name of Underwriter] (the “Holder”) is entitled (the “Compensation Option”) to subscribe for and purchase, subject to the terms hereof, up to • fully paid and non-assessable common shares (each a “Share”), as constituted on the date hereof, of Keegan Resources Inc. (the “Company”) at an exercise price of $7.50 per Share in lawful money of Canada (the “Exercise Price”) at any time up to 5:00 p.m. Vancouver time (the “Time of Expiry”) on February [15], 2013 (the “Expiry Date”), all subject to adjustment as hereinafter provided, by surrendering this certificate with the subscription form duly completed and executed together with payment of the Exercise Price therefor to the executive office of the Company.

2.
The Holder may subscribe for and purchase less than the full number of Shares entitled to be subscribed for and purchased hereunder.  In the event that the Holder subscribes for and purchases less than the full number of Shares entitled to be subscribed for and purchased under this certificate prior to the Time of Expiry, the Company will issue a new certificate to the Holder in the same form as this certificate with appropriate changes.

3.
Within three business days of receipt of this certificate with the subscription form attached as Schedule “A” hereto duly completed and executed (and including any additional documents contemplated thereby) together with payment for such subscribed Shares by certified cheque, bank draft, money order or wire transfer received by the Company in lawful money of Canada payable to or to the order of the Company, the Company will deliver or cause to be delivered to the Holder a certificate representing the Shares subscribed for and purchased by the Holder hereunder, and a replacement certificate representing the remaining options to purchase Shares held by the Holder, if any.

4.
Nothing contained in this certificate will be construed as conferring upon the Holder any right or interest whatsoever as a holder of Shares of the Company or any other right or interest except as herein expressly provided.

5.
From and after the date hereof, the Exercise Price and the number of Shares purchasable upon the exercise of this Compensation Option will be subject to adjustment in the events and in the following manner:

(a)
In case of any reclassification of the Shares or change of the Shares into other shares, or in case of the consolidation, merger, reorganization or amalgamation of the Company with or into any other corporation or entity which results in any reclassification of the Shares or a change of the Shares into other shares, or in case of any transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another person (any such event being hereinafter referred to as a “Reclassification of Shares”), at any time prior to the Time of Expiry, the options to purchase Shares held by the Holder which have not been exercised prior to the effective date of such Reclassification of Shares will, after the effective date of such Reclassification of Shares and upon the due exercise of the right to purchase Shares hereunder, be entitled to receive, and will accept, in lieu of the number of Shares to which the Holder was theretofore entitled upon such exercise, the kind and amount of securities or other property which the Holder would have been entitled to receive as a result of such Reclassification of Shares if, on the effective date thereof, the Holder had been the registered holder of the number of Shares to which the Holder was theretofore entitled upon such exercise.  If necessary, appropriate adjustments will be made in the application of the provisions set forth in this Section 5 with respect to the rights and interests thereafter of the Holder to the end that the provisions set forth in this Section 5 will thereafter correspondingly be made applicable as nearly as may be reasonable in relation to any securities or other property thereafter deliverable upon the exercise of this Compensation Option.

(b)	If and whenever at any time prior to the Time of Expiry the Company will:

(i)	subdivides the Shares into a greater number of shares;

(ii)	consolidates the Shares into a lesser number of shares; or

(iii)
issues Shares, Participating Shares (as hereinafter defined) or Convertible Securities (as hereinafter defined) to all or substantially all of the holders of Shares by way of a stock dividend or other distribution on the Shares payable in Shares, Participating Shares or Convertible Securities;

(any such event being hereinafter referred to as a “Capital Reorganization”), and any such event results in an adjustment in the Exercise Price pursuant to paragraph 5(c) below, the number of Shares purchasable pursuant to this Compensation Option shall be adjusted contemporaneously with the adjustment of the Exercise Price by multiplying the number of Shares, theretofore purchasable on the exercise thereof by a fraction the numerator of which shall be the Exercise Price in effect immediately prior to such adjustment and the denominator of which shall be the Exercise Price resulting from such adjustment.

(c)
If and whenever at any time prior to the Time of Expiry, the Company shall engage in a Capital Reorganization, the Exercise Price will, on the effective date, in the case of a subdivision or consolidation, or on the record date, in the case of a stock dividend or other distribution, be adjusted by multiplying the Exercise Price in effect on such effective date or record date by a fraction: (A) the numerator of which will be the number of Shares and Participating Shares, if applicable, outstanding before giving effect to such Capital Reorganization; and (B) the denominator of which will be the number of Shares and Participating Shares, if applicable, outstanding after giving effect to such Capital Reorganization (including after giving effect to the deemed conversion into or exchange for Shares or Participating Shares of any Convertible Securities distributed by way of stock dividend or other such distribution).  Such adjustment will be made successively whenever any event referred to in this paragraph will occur.

(d)
To the extent that any adjustment to the Exercise Price or the number of Shares which the Holder is entitled to purchase occurs pursuant to paragraphs 5(b) and 5(c) as a result of the Company fixing a record date for the distribution of Convertible Securities and to the extent that any such Convertible Securities are not exchanged or converted prior to any applicable expiration of such exchange or conversion right, the Exercise Price and the number of Shares, respectively, which the Holder is entitled to purchase shall be readjusted, immediately after the expiration of such exchange or conversion right, to the Exercise Price and the number of Shares, respectively, which the Holder is entitled to purchase which would then be in effect based upon the number of Shares actually issued and remaining issuable after such expiration.

(e)
If and whenever at any time prior to the Time of Expiry, the Company will fix a record date for the issuance of rights, options or warrants to all or substantially all of the holders of Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Shares, Participating Shares or Convertible Securities at a price per share (or having a conversion or exchange price per share) of less than 95% of the Current Market Price (as hereinafter defined) of the Shares on the earlier of the date of the first public announcement of the proposed issuance of such rights, options or warrants and such record date (any such event being hereinafter referred to as a “Rights Offering”), the Exercise Price will be adjusted immediately after such record date so that it will equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction:

(i)
the numerator of which will be the aggregate of: (A) the number of Shares outstanding on such record date; and (B) a number determined by dividing whichever of the following is applicable by the Current Market Price of the Shares on the record date:  (1) the amount obtained by multiplying the number of Shares or Participating Shares which the holders of Shares are entitled to subscribe for or purchase by the subscription or purchase price; or (2) the amount obtained by multiplying the maximum number of Shares or Participating Shares which the holders of Shares are entitled to receive on the conversion or exchange of the Convertible Securities by the conversion or exchange price per share; and

(ii)
the denominator of which will be the aggregate of:  (A) the number of Shares outstanding on such record date; and (B) whichever of the following is applicable:  (1) the number of Shares or Participating Shares which the holders of Shares are entitled to subscribe for or purchase; or (2) the maximum number of Shares or Participating Shares which the holders of Shares are entitled to receive on the conversion or exchange of the Convertible Securities.

and if any such event results in an adjustment in the Exercise Price, the number of Shares, purchasable pursuant to this Compensation Option shall be adjusted contemporaneously with the adjustment of the Exercise Price by multiplying the number of Shares theretofore purchasable on the exercise thereof by a fraction the numerator of which shall be the Exercise Price in effect immediately prior to such adjustment and the denominator of which shall be the subscription or conversion price, as applicable.

Any Shares owned by or held for the account of the Company will be deemed not to be outstanding for the purpose of such computation.  Such adjustment will be made successively whenever such a record date is fixed.

To the extent that such Rights Offering is not so made or any such rights, options or warrants are not exercised prior to the expiration thereof, the Exercise Price and the number of Shares purchasable pursuant to this Compensation Option will then be readjusted to the Exercise Price and number of Shares purchasable which would then be in effect if such record date had not been fixed or if such expired rights, options or warrants had not been issued.

(f)	If and whenever at any time prior to the Time of Expiry, the Company will fix a record date for the distribution to all or substantially all the holders of Shares of:

(i)	shares of any class, whether of the Company or any other corporation;

(ii)	rights, options or warrants;

(iii)	evidences of indebtedness; or

(iv)	other assets or property;

and if such distribution does not constitute a Dividend Paid in the Ordinary Course (as hereinafter defined), Capital Reorganization or a Rights Offering or does not consist of rights, options or warrants entitling the holders of Shares to subscribe for or purchase Shares, Participating Shares or Convertible Securities for a period expiring not more than 45 days after such record date and at a price per share (or having a conversion or exchange price per share) of at least 95% of the Current Market Price of the Shares on the earlier of the date of the first public announcement of such distribution and such record date (any such non-excluded event being hereinafter referred to as a “Special Distribution”) the Exercise Price will be adjusted immediately after such record date so that it will equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction:  (A) the numerator of which will be the amount by which (1) the amount obtained by multiplying the number of Shares outstanding on such record date by the Current Market Price of the Shares on such record date, exceeds (2) the fair market value (as determined by the directors of the Company, which determination will be conclusive, subject to Toronto Stock Exchange (“TSX”) acceptance) to the holders of such Shares of such Special Distribution; and (B) the denominator of which will be the total number of Shares outstanding on such record date multiplied by such Current Market Price, and if any such event results in an adjustment in the Exercise Price, the number of Shares purchasable pursuant to this Compensation Option shall be adjusted contemporaneously with the adjustment of the Exercise Price by multiplying the number of Shares theretofore purchasable on the exercise thereof by a fraction the numerator of which shall be the Exercise Price in effect immediately prior to such adjustment and the denominator of which shall be the Exercise Price resulting from such adjustment.

Any Shares owned by or held for the account of the Company will be deemed not to be outstanding for the purpose of any such computation.  Such adjustment will be made successively whenever such a record date is fixed.

To the extent that such Special Distribution is not so made or any such rights, options or warrants are not exercised prior to the expiration thereof, the Exercise Price and the number of Shares purchasable pursuant to this Compensation Option shall then be readjusted to the Exercise Price and number of Shares which would then be in effect if such record date had not been fixed or if such expired rights, options or warrants had not been issued.

(g)
For the purpose of this Section 5: (i) “Participating Share” means a share (other than a Share) that carries the right to participate in earnings to an unlimited degree; and (ii) “Convertible Security” means a security convertible into or exchangeable for a Share or Participating Share or both.

(h)
For the purpose of this Section 5, “Dividend Paid in the Ordinary Course” means, during the time any options to purchase Shares hereunder remain outstanding and may be exercised, a dividend paid on the Shares in any fiscal year of the Company in cash, provided that the aggregate amount of such dividends does not in such fiscal year exceed 5% of the Exercise Price, and for such purpose the amount of any dividend paid in shares shall be the aggregate stated capital of such shares, and the amount of any dividend paid in other than cash or shares shall be the fair market value of such dividend as determined by a resolution passed by the board of directors of the Company, subject, if applicable, to the prior consent of any stock exchange or any other over-the-counter market on which the Shares are traded.

(i)
In any case in which this Section 5 will require that an adjustment will become effective immediately after a record date for an event referred to herein, the Company may defer, until the occurrence of such event, issuing to the Holder, upon the exercise this Compensation Option after such record date and before the occurrence of such event, the additional Shares issuable upon such exercise by reason of the adjustment required by such event; provided, however, that the Company will deliver to the Holder an appropriate instrument evidencing the Holder’s right to receive such additional Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on the Shares comprising such additional Shares on and after such exercise.

(j)
The adjustments provided for in this Section 5 are cumulative and shall, in the case of adjustments to the Exercise Price be computed to the nearest one tenth of one cent and shall be made successively whenever an event referred to therein shall occur, subject to the following subsections of this Section 5.  No adjustment of the Exercise Price shall be required unless such adjustment would result in a change of at least 1% in the prevailing Exercise Price and no adjustment shall be made in the number of Shares purchasable upon exercise of a Compensation Option unless it would result in a change of at least one one-hundredth of a Share; provided, however, that any adjustments which, except for the provisions of this paragraph 5(j) would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(k)
No adjustment in the number of Shares which may be purchased upon exercise of this Compensation Option or in the Exercise Price will be made pursuant to this certificate if the Holder is entitled to participate in such event on the same terms mutatis mutandis as if the Holder had exercised this Compensation Option for Shares prior to the effective date or record date of such event.

(l)
In the event of any question arising with respect to the adjustments provided in this Section 5, such question will conclusively be determined by a firm of chartered accountants appointed by the Company and acceptable to the Holder (who may be the Company’s auditors).  Such accountants will have access to all necessary records of the Company and such determination will be binding upon the Company and the Holder.

(m)
As a condition precedent to the taking of any action which would require an adjustment in the subscription rights pursuant to this Compensation Option, including the Exercise Price and the number(s) and class(es) of securities or other property which are to be received upon the exercise thereof, the Company will take the any corporate action which may, in the opinion of counsel, be necessary in order that the Company has unissued and reserved and there will remain unissued out of its authorized capital a sufficient number of Shares for issuance upon exercise of this Compensation Option, and that the Company may validly and legally issue as fully paid and non-assessable all the shares of such classes or other securities or may validly and legally distribute the property which the Holder is entitled to receive on the full exercise thereof in accordance with the provisions hereof.

(n)
At least 21 days prior to the effective date or record date, as the case may be, of any event which requires an adjustment in the subscription rights pursuant to this certificate, including the Exercise Price and the number(s) and class(es) of securities or other property which are to be received upon the exercise thereof, the Company will give notice to the Holder of the particulars of such event and the required adjustment.

6.
The Company will not be required to issue fractional Shares upon the exercise of this certificate and no cash or other consideration will be paid in lieu of fractional Shares.  If any fractional interest in a Share would, except for the provisions of this Section 6, be deliverable upon the exercise of this certificate, such exercise will be deemed to be for the next smallest whole number of Shares.

7.
For the purpose hereof, the “Current Market Price” per Share as at any date means the price per share (denominated in Canadian dollars based, if necessary, on the noon rate of exchange as reported by the Bank of Canada) equal to the volume weighted average price at which the Shares have traded:

(a)	on the TSX, or

(b)	if the Shares are not traded on the TSX, on any other recognized stock exchange or over-the-counter market, or

(c)
if the Shares are not traded on such recognized exchange or market, on the over-the counter market during the 20 consecutive trading days (on each of which at least 500 Shares are traded in board lots) ending on the fifth trading day immediately prior to such date as reported by such market or exchange in which the Shares are then trading or quoted.

The volume weighted average price per Share shall be determined by dividing the aggregate sale price of all such shares sold on the TSX, the aforementioned over-the-counter market, recognized exchange or market, as the case may be, during the aforementioned 20 consecutive trading days by the total number of such Shares so sold. If the Shares are not then traded on the TSX, in the over-the-counter market or on a recognized exchange or market, the Current Market Price of the Shares shall be the fair market value of the Shares as determined in good faith by the board of directors of the Company after consultation with a nationally or internationally recognized investment dealer or investment banker.

8.
Any notice to be provided to the Holder hereof will be given to the Holder at the address set forth in the register of Compensation Option holders maintained by the Company and, until otherwise notified in writing by the Holder, will be as provided by the Holder at the time of issuance hereof.

9.
Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this certificate, and if requested by the Company, upon delivery of a bond of indemnity satisfactory to the Company (or, in the case of mutilation, upon surrender of this certificate) the Company will issue to the Holder a replacement certificate (containing the same terms and conditions as this certificate).

10.	This Compensation Option is non-assignable and non-transferrable.

11.	This certificate will be governed and construed in accordance with the laws of the Province of British Columbia.

12.	Time will be of the essence hereof.

13.
This Compensation Option and the securities deliverable upon exercise thereof have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or the securities laws of any state of the United States.  This Compensation Option may not be exercised in the United States or by or on behalf of, or for the account or benefit of a person in the United States or U.S. person unless this Compensation Option and the securities issuable upon exercise of this Compensation Option have been registered under the 1933 Act and the applicable securities legislation of any such state or an exemption from such registration requirements is available.  “United States” and “U.S. person” are as defined by Regulation S under the 1933 Act.

14.	This certificate is not valid for any purpose until it has been signed by the Company.

IN WITNESS WHEREOF the Company has caused this certificate to be executed by a duly authorized officer.

KEEGAN RESOURCES INC.

By: _____________________________________
Authorized Signatory

SCHEDULE “A”

SUBSCRIPTION FORM

TO:           KEEGAN RESOURCES INC.

The undersigned Holder of the within Compensation Option certificate hereby irrevocably subscribes for the number of Shares at the Exercise Price referred to in such certificate and encloses herewith a certified cheque, bank draft or money order payable to the order of Keegan Resources Inc. in full payment of the subscription price of the Shares hereby subscribed for.

The undersigned represents and warrants that it: [check one only]

☐	A.
is not in the United States or a U.S. person as defined in Rule 902 of Regulation S under the 1933 Act and is not exercising the Compensation Option for the account or benefit of a U.S. person or a person in the United States, and did not execute or deliver this subscription form in the United States (for purposes hereof “United States” and “U.S. person” shall have the meanings given to such terms in Regulation S under the 1933 Act);

☐	B.
(a) is the original Holder of the Compensation Option; (b) is exercising the Compensation Option solely for its own account and not on behalf of any other person; and (c) was on the date the Compensation Option was received from the Company, and is on the date of exercise of the Compensation Option, an “accredited investor” (as defined in Rule 501(a) of Regulation D under the 1933 Act) and is purchasing the Shares pursuant to Rule 506 of Regulation D under the 1933 Act; or

☐	C.
is delivering a written opinion of U.S. counsel of recognized standing in form and substance reasonably satisfactory to the Company to the effect that the Compensation Option and the Shares to be delivered upon exercise hereof have been registered under the 1933 Act and all applicable state securities laws or are exempt from registration thereunder.

The undersigned Holder understands that the certificates representing the Shares issued upon exercise of this Compensation Option will not be registered or delivered to an address in the United States unless Box B or Box C above is checked and the requirements in connection therewith have been satisfied.

The undersigned Holder further understands that unless Box A above is checked, the certificates representing the Shares issued upon exercise of this Compensation Option will bear a legend in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”). OR UNDER ANY STATE SECURITIES LAWS.  THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF KEEGAN RESOURCES INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AND APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH (I) RULE 144A UNDER THE 1933 ACT, IF AVAILABLE, OR (II) RULE 144 UNDER THE 1933 ACT, IF AVAILABLE, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR ANY APPLICABLE STATE SECURITIES LAWS PROVIDED THE HOLDER HAS FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT, OR (E) UNDER AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

The undersigned hereby directs that the said Shares be issued as follows:

NAME(S) IN FULL	ADDRESS(ES)	NUMBER OF SHARES

(Please print.  If securities are issued to a person other than the Holder, the Holder must pay all exigible taxes and the signature of the Holder must be guaranteed.)

DATED this ____ day of ____________________, 20___.

Signature

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Address in full